MERGER IMPLEMENTATION AGREEMENT

B2GOLD CORP.

and

CGA MINING LIMITED

Dated effective September 18, 2012

14.11	No representation or reliance	58
14.12	Governing law and jurisdiction	58
14.13	Specific performance	58
14.14	Effect of agreement	59
14.15	Mutual further assurances	59

SIGNING PAGE		60

MERGER IMPLEMENTATION AGREEMENT

THIS AGREEMENT dated as of September 18, 2012,

BETWEEN:

B2GOLD CORP., a company incorporated and existing under the laws of British Columbia, Canada, having its principal office at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, Canada

(B2Gold)

- and -

CGA MINING LIMITED ACN 009 153 128, a company incorporated and existing under the laws of Australia, having its principal office at Level 5, BGC Centre, 28 The Esplanade, Perth, WA, 6000, Australia

(CGA)

WHEREAS

A

B2Gold and CGA have agreed that B2Gold will acquire all of the issued and outstanding CGA Shares in exchange for B2Gold Shares pursuant to the Scheme, subject to the approval of the holders of the CGA Shares and the Court and the cancellation of the CGA Options for the Cancellation Consideration.

B	At the request of B2Gold, CGA intends to propose the Scheme and issue the Scheme Booklet.

C	B2Gold and CGA have agreed to do the things required by this agreement in order to enable the Scheme to be proposed, approved and implemented.

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto do hereby covenant and agree as follows:

AGREED TERMS

1	DEFINED TERMS & INTERPRETATION

1.1	Defined terms

In this agreement:

Accounting Standards has the meaning given to that term in section 9 of the Corporations Act.

Aroroy means Aroroy Resources Inc., a company duly organised and existing under the laws of the Republic of the Philippines and having company registration number CS201008702.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ABN 98 008 624 691) or the Australian Securities Exchange, as appropriate.

B2Gold Board means the board of directors of B2Gold.

B2Gold Circular means the notice of the B2Gold Shareholders Meeting and the management information circular of B2Gold to be delivered to B2Gold Shareholders in connection with the B2Gold Shareholders' Meeting.

B2Gold Circular Information means all information regarding B2Gold and its past, present or future operations, affairs, business or strategic plans that are included in the Scheme Booklet and as may be required to ensure that the Scheme Booklet complies with all applicable regulatory, compliance and content requirements.

B2Gold Costs has the meaning given to that term in clause 11.1(b)(i).

B2Gold Diligence Materials means the information provided by B2Gold to CGA and its Representatives in the B2Gold data room hosted by Lawson Lundell LLP and any additional information that has been provided by B2Gold in writing in response to a request by CGA.

B2Gold Disclosure Letter means the letter dated the date of this agreement delivered by B2Gold to CGA in a form accepted by CGA with respect to certain matters in this agreement.

B2Gold Financial Statements means the audited consolidated balance sheets, audited consolidated statements of operations, comprehensive income (loss) and deficit and audited consolidated statements of cash flows of B2Gold for the financial year ended December 31, 2011 and the unaudited consolidated financial statements of B2Gold for the six month period ended June 30, 2012.

B2Gold Group means B2Gold and its Related Entities.

B2Gold Information means the information about B2Gold described in, and provided to CGA by B2Gold under, clause 5.3(a) and includes the pro forma balance sheet of B2Gold on the assumption that the Transaction is completed.

B2Gold Material Adverse Event means one or more changes, events, occurrences, facts or matters (including for the avoidance of doubt any actions of Regulatory Authorities) which, whether individually or when aggregated with all such changes, events, occurrences or matters of a like kind, has had or is reasonably likely to have:

1.

the effect of a diminution in the consolidated gross assets of the B2Gold Group, taken as a whole from that shown on B2Gold’s balance sheet as at December 31, 2011 (calculated on the basis of Canadian GAAP), of at least US$30 million; or

2.

the result that the business, trading or financial position, assets and material licences of the B2Gold Group are materially adversely affected; provided that, there will only be a material adverse effect under this paragraph 2 if the relevant change, event, occurrence, fact or matter is reasonably likely to have an effect over a material period of time (and for the avoidance of doubt, a mere diminution in the value of consolidated gross assets below US$30 million (as calculated under paragraph 1 above) will not, of itself, be a material adverse event), other than those changes, events, occurrences or matters:

3.	required or permitted by this agreement, the Scheme or transactions contemplated by them;

4.	that took place with the written consent of CGA;

5.	that B2Gold fully and fairly disclosed in the B2Gold Diligence Materials or in the B2Gold Disclosure Letter;

6.

that are or that arise from: (a) changes in world gold prices or exchange rates; (b) general changes in economic, political or business conditions; or (c) changes in law, regulation or policy of Regulatory Authorities in jurisdictions in which B2Gold Group operates, in each case, which impact producers of gold in a similar matter, but excluding for the avoidance of doubt changes in government, civil disorder, political coup, a declaration of a state of emergency, and changes in law, regulation or policy of Regulatory Authorities in jurisdictions in which B2Gold Group operates which are directed at the B2Gold Group's existing operations or which changes affect the B2Gold Group disproportionately more than other similar entities; or

7.	arising from changes to Canadian GAAP or the interpretation of those principles by any professional body or Regulatory Authority.

For the avoidance of doubt, a fall in B2Gold’s share price will not of itself alone constitute a B2Gold Material Adverse Event.

B2Gold Option means an option to acquire a B2Gold Share.

B2Gold Prescribed Occurrence means other than:

1.	as required by this agreement, Scheme or the Deed Poll;

2.	matters which have been fully and fairly disclosed in (a) the B2Gold Diligence Materials; or (b) the B2Gold Disclosure Letter; or

3.	as agreed to in writing by CGA,

the occurrence of any of the following between the date of this agreement and 8.00am on the Second Court Date:

4.	B2Gold converting all or any of its shares into a larger or smaller number of shares;

5.

any member of the B2Gold Group (other than a direct or indirect wholly-owned subsidiary of B2Gold) resolving to reduce its share capital in any way or reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares;

6.	any member of the B2Gold Group (other than a direct or indirect wholly-owned subsidiary of B2Gold):

a.	entering into a buy-back agreement; or

b.	resolving to approve the terms of a buy-back agreement;

7.

any member of the B2Gold Group declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to its shareholders (other than a direct or indirect wholly-owned subsidiary of B2Gold declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to B2Gold or to another direct or indirect wholly owned subsidiary of B2Gold);

8.	except as disclosed in the B2Gold budget that has been provided to CGA, a member of the B2Gold Group:

a.

entering into any contract or commitment (including in respect of financial indebtedness) requiring payments by the B2Gold Group in excess of US$5,000,000 (individually or in aggregate) other than any payment required by law; or

	b.	(without limiting the foregoing) incurring or agreeing to incur capital expenditure from the date of this agreement of more than US$5,000,000 (individually or in aggregate);

9.

a member of the B2Gold Group entering into a contract or commitment that materially restrains that member of the B2Gold Group from competing with any person or conducting activities in any material market;

10.	a member of the B2Gold Group issuing B2Gold securities (including with rights of conversion to B2Gold Shares), other than an issue of B2Gold Shares that is:

	a.	(along with all other issues under this exclusion) up to C$100,000,000;

	b.	at a price per B2Gold share or security that is not less than the volume weighted average price of B2Gold Shares on the TSX over the 30 trading day period prior to the date of this agreement; and

	c.	that is announced on or before the Second Court Date,

and in all cases excluding an issue of any shares or other securities: (a) by a direct or indirect wholly-owned subsidiary of B2Gold to B2Gold or to another direct or indirect wholly-owned subsidiary of the B2Gold; (b) upon or pursuant to the exercise of an option referred to in the B2Gold Disclosure Letter; (c) to directors, officers and employees under an existing securities compensation plan in the ordinary course of business; or (d) as CGA consents to in writing;

11.	B2Gold making any change to its notice of articles or articles without the consent of CGA (such consent not to be unreasonably withheld or delayed);

12.	a material member of the B2Gold Group disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property; or

13.	if a B2Gold Insolvency Event occurs.

B2Gold Reimbursement Fee Amount means US$10,000,000.

B2Gold Representations and Warranties means the representations and warranties of B2Gold set out in Schedule 3.

B2Gold Resolutions means the resolutions of the B2Gold Shareholders required to implement the actions contemplated in clause 3.1(b)(ii).

B2Gold Share means one fully paid common share issued in the capital of B2Gold.

B2Gold Shareholders’ Meeting means the special meeting of shareholders of B2Gold held to consider and approve the issuance of the B2Gold Shares required by the Scheme and the B2Gold Shares comprising the Cancellation Consideration.

Business Day means:

(b)

for receiving a notice under clause 13, Monday to Friday inclusive except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day and any other day that the ASX or the TSX declares is not a business day; and

(c)	for all other purposes, a day that is not a Saturday, Sunday, bank holiday or public holiday in Vancouver, British Columbia or Western Australia.

Canadian GAAP means generally accepted accounting principles in Canada.

Canadian Securities Authorities means the securities regulatory authorities in the provinces of Canada.

Canadian Tax Act means the Income Tax Act (Canada), as amended and the regulations thereunder, as amended.

Cancellation Consideration means the consideration to be provided to holders of CGA Options, being that number of B2Gold Shares set out opposite each tranche of CGA Options as described in the following table, calculated in respect of each tranche as follows:

(A-B)/C x D

where:

A is C$3.18, being the value of the Scheme Consideration for one CGA Share calculated by reference to the closing prices of B2Gold Shares on the second trading day immediately preceding the announcement of the Transaction to ASX and TSX (Calculation Time) and the exchange ratio set out in this Agreement

B is C$ value of the exercise price of the CGA Option in the relevant tranche, at the exchange rate for conversion of A$ to C$ at the same day value rate quoted by B2Gold’s principal Canadian banker at the Calculation Time

C is $4.30, being the closing price of B2Gold Shares at the Calculation Time

D is the number of CGA Options in the relevant tranche

Where the number of shares to be issued to each tranche of CGA Options or individual holdings within each tranche is not a whole number, the number of shares to be offered will be rounded down to the nearest whole number.

CGA Option in the relevant tranche

Price	Issue Date	Expiry Date	Number of CGA Options
0.90	28/09/2007	30/09/2012	150,000
1.80	7/05/2008	31/03/2013	700,000
1.20	15/10/2008	15/10/2013	400,000
1.70	2/04/2009	2/04/2014	981,250
1.50	30/06/2009	30/06/2014	100,000
2.97	28/12/2010	27/12/2012	75,000
2.97	28/12/2010	31/12/2015	650,000
1.50	28/11/2008	28/11/2013	3,000,000

Claim means any obligation, debt, cause of action, disability, claim, proceeding, suit or demand of any nature howsoever arising and whether present or future, fixed or unascertained, actual or contingent, whether at law, in equity, under statute or otherwise.

CGA Benefit Plans means all plans with respect to CGA’s or any of the CGA Group employees or service providers or former employees or former service providers which CGA or any of the CGA Group is a party to or bound by or to which CGA or any of the CGA Group has an obligation to contribute or with respect to which CGA or any of the CGA Group may have any direct or indirect liability relating to retirement savings, pensions, bonuses, equity awards, profit sharing, deferred compensation, incentive compensation, life or accident insurance, hospitalization, health, medical or dental treatment or expenses, disability, unemployment insurance benefits, employee loans, vacation pay, severance or termination pay or other benefit plan.

CGA Board means the board of directors of CGA.

CGA Circular Information means all information regarding CGA and its past, present or future operations, affairs, business or strategic plans that are included in the B2Gold Circular and as may be required to ensure that the B2Gold Circular complies with all applicable regulatory, compliance and content requirements.

CGA Costs has the meaning given to that term in clause 11.2(b)(i).

CGA Diligence Materials the information provided by CGA to B2Gold and its Representatives in the CGA data room hosted by CGA and any additional information that has been provided in writing by CGA in response to a request by B2Gold.

CGA Director means a director of CGA.

CGA Disclosure Letter means the letter dated the date of this agreement delivered by CGA to B2Gold in a form accepted by B2Gold with respect to certain matters in this agreement.

CGA Financial Statements means the audited consolidated balance sheets, audited consolidated statements of operations, comprehensive income (loss) and deficit and audited consolidated statements of cash flows of CGA for the financial year ended June 30, 2012.

CGA Group means CGA and its Related Entities, excluding for the avoidance of doubt, the Significant Interest Companies.

CGA Information means all information contained in the Scheme Booklet, but does not include B2Gold Information or the Independent Expert's report that is included in or accompanies the Scheme Booklet.

CGA Material Adverse Event means one or more changes, events, occurrences, facts or matters (including for the avoidance of doubt any actions of Regulatory Authorities) which, whether individually or when aggregated with all such changes, events, occurrences or matters of a like kind, has had or is reasonably likely to have:

1.

the effect of a diminution in the consolidated gross assets of the CGA Group and the Significant Interest Companies, taken as a whole from that shown on CGA’s balance sheet as at June 30, 2012 (calculated on the basis of applicable accounting principles), of at least A$30,000,000; or

2.

the result that the business, trading or financial position, assets and material licences of a member of the CGA Group or the Significant Interest Companies are materially adversely affected provided that, there will only be a material adverse effect under this paragraph 2 if the relevant change, event, occurrence, fact or matter is reasonably likely to have an affect over a material period of time (and for the avoidance of doubt, a mere diminution in the value of consolidated gross assets below A$30,000,000 (as calculated under paragraph 1 above) will not, of itself, be a material adverse event), other than those changes, events, occurrences or matters:

3.	required or permitted by this agreement, the Scheme or transactions contemplated by them;

4.	that took place with the written consent of B2Gold;

5.	that CGA fully and fairly disclosed in the CGA Diligence Materials or the CGA Disclosure Letter;

6.

that are or that arise from: (a) changes in world gold prices or exchange rates; (b) general changes in economic, political or business conditions; or (c) from changes in law, regulation or policy of Regulatory Authorities in jurisdictions in which the CGA Group operates, in each case, which impact producers of gold in a similar matter, but excluding for the avoidance of doubt changes in government, civil disorder, political coup, a declaration of a state of emergency, and changes in law, regulation or policy of Regulatory Authorities in jurisdictions in which a member of either the CGA Group or the Significant Interest Companies operates which are directed at the CGA Group’s or the Significant Interest Companies' existing operations or which affect the CGA Group or the Significant Interest Companies disproportionately more than other entities; or

7.	arising from changes to any generally accepted accounting principles in Australia or the interpretation of those principles by any professional body or Regulatory Agency.

For the avoidance of doubt, a fall in CGA’s share price will not itself constitute a CGA Material Adverse Event.

CGA Option means an option to acquire a CGA Share.

CGA Prescribed Occurrence means other than:

1.	as required by this agreement or the Scheme;

2.	matters which have been fully and fairly disclosed in (a) CGA Diligence Materials; or (b) the CGA Disclosure Letter; or

3.	as agreed to in writing by B2Gold,

the occurrence of any of the following between the date of this agreement and 8.00am on the Second Court Date:

1.	CGA converting all or any of its shares into a larger or smaller number of shares;

2.

any member of the CGA Group or Significant Interest Company resolving to reduce its share capital in any way or reclassifying, combining, splitting or redeeming or repurchasing directly or indirectly any of its shares;

3.	any member of the CGA Group or Significant Interest Company:

	a.	entering into a buy-back agreement; or

	b.	resolving to approve the terms of a buy-back agreement under the Corporations Act;

4.

any member of the CGA Group or Significant Interest Company declaring, paying or distributing any dividend, bonus or other share of its profits or assets or returning or agreeing to return any capital to its members;

5.

a member of the CGA Group or a Significant Interest Company issuing securities, including without limitation shares, or granting an option (over its shares, or agreeing to make such an issue or grant such an option other than to CGA or to a direct or indirect wholly- owned subsidiary of CGA or pursuant to the exercise on an option disclosed to ASX prior to the date of this agreement), including pursuant to a dividend reinvestment or other share plan;

6.	a member of the CGA Group or a Significant Interest Company issuing or agreeing to issue securities convertible into shares, including pursuant to a dividend reinvestment or other share plan;

7.	a member of the CGA Group or a Significant Interest Company making any change to its constitution;

8.	a member of the CGA Group or a Significant Interest Company disposing, or agreeing to dispose, of the whole, or a substantial part, of its business or property;

9.	a member of the CGA Group or the Significant Interest Companies:

	a.	acquiring, leasing or disposing of;

	b.	agreeing to acquire, lease or dispose of; or

	c.	irrevocably offering, proposing, announcing a bid or tendering for, any business, assets, entity or undertaking, the value of which exceeds A$5,000,000 (individually or in aggregate);

10.

a member of the CGA Group or the Significant Interest Companies entering into a contract or commitment that materially restrains that member from competing with any person or conducting activities in any material market;

11.

a member of the CGA Group or the Significant Interest Companies creating, or agreeing to create, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property other than a lien which arises by operation of law or legislation securing an obligation that is not yet due;

12.	except as disclosed in the CGA budget that has been provided to B2Gold, a member of the CGA Group or the Significant Interest Companies:

a.

entering into any contract or commitment (including in respect of financial indebtedness) requiring payments by the CGA Group or a Significant Interest Company, as applicable, in excess of A$5,000,000 (individually or in aggregate) other than any payment required by law; or

b.	(without limiting the foregoing) incurring or agreeing to incur capital expenditure from the date of this agreement of more than A$5,000,000 (individually or in aggregate);

c.	waiving any material third party default where the financial impact on the CGA Group or a Significant Interest Company will be in excess of A$2,000,000 (individually or in aggregate);

d.

other than with respect to any matter set out in the CGA Disclosure Letter, accepting as a compromise of a matter less than the full compensation due to a member of the CGA Group or a Significant Interest Company, as applicable, where the result of the compromise is that the member will receive an amount which is more than A$2,000,000 (individually or in aggregate) less than the amount of full compensation; or

e.

other than with respect to any matter set out in the CGA Disclosure Letter, otherwise waiving, releasing, granting or transferring any rights with a value of more than A$2,000,000 (individually or in aggregate);

13.

other than pursuant to commitments that existed prior to the date of this agreement, a member of the CGA Group or a Significant Interest Company providing financial accommodation other than to members of the CGA Group or a Significant Interest Company (irrespective of what form of Financial Indebtedness that accommodation takes) in excess of A$2,000,000 (individually or in aggregate);

14.

a member of the CGA Group or a Significant Interest Company entering into any agreement, arrangement or transaction with respect to derivative instruments which relate to the price of gold or to interest rates (including, but not limited to, swaps, futures contracts, forward commitments, commodity derivatives or options) or similar instruments;

15.	an Insolvency Event occurs in relation to any member of the CGA Group;

16.	an Insolvency Event occurs in relation to a Significant Interest Company;

17.

a member of the CGA Group or a Significant Interest Company entering into or resolving to enter into a transaction with any related party of CGA (other than a related party which is a member of the CGA Group) as defined in section 228 of the Corporations Act which would require shareholder approval under Chapter 2E or under Chapter 10 of the Listing Rules (or which would require such approval if the Significant Interest Company were a public company for the purposes of Chapter 2E);

18.

a member of the CGA Group or a Significant Interest Company being deregistered as a company or otherwise dissolved except in the case of a member of the CGA Group or the Significant Interest Companies with less than A$1,000,000 (individually or in aggregate) in net assets as at the date of this agreement;

19.

a member of the CGA Group amending in any material respect any arrangement with its Financial Advisors, or entering into arrangements with a new Financial Advisor which arrangements with any such new Financial Advisor may involve the payment of fees of in excess of A$500,000 (individually or in aggregate), in respect of the Transaction; or

20.

a member of the CGA Group or a Significant Interest Company changing any accounting policy applied by them to report their financial position other than any change in policy required by a change in Accounting Standards.

CGA Registry means the manager from time-to-time of the Register.

CGA Reimbursement Fee Amount means US$10 million.

CGA Representations and Warranties means the representations and warranties of CGA set out in Schedule 3.

CGA Share means a fully paid ordinary share issued in the capital of CGA.

CGA Shareholder means each person who is registered in the Register as the holder of CGA Shares.

Communications has the meaning given to that term in clause 3.4(b).

Competing Proposal means any proposal or offer received by CGA, any member of the CGA Group, a Significant Interest Company or a CGA Shareholder from a third party (other than B2Gold or its Related Entities) to evaluate or enter into any transaction that is similar to the Transaction or under which (other than as required or contemplated by the Scheme):

(a)

other than with respect to on- market purchases of CGA Shares with no involvement by CGA (or a Related Entity of CGA), a person would acquire a relevant interest or voting power in 10% or more of CGA Shares or of the securities of any of member of the CGA Group or a Significant Interest Company;

(b)

a person would enter into, buy, dispose of, terminate or otherwise deal with any cash settled equity swap or other synthetic, economic or derivative transaction connected with or relating to 10% or more of CGA Shares or of the securities of any member of the CGA Group or a Significant Interest Company;

(c)

a person would directly or indirectly acquire or obtain an interest (including an economic interest) in all or a substantial part or material part of the business conducted by, or property of, CGA or any member of the CGA Group or a Significant Interest Company;

(d)	a person would acquire Control of CGA or any member of the CGA Group or a Significant Interest Company;

(e)

a person may otherwise acquire, or merge with, CGA or any member of the CGA Group or a Significant Interest Company (including by way of takeover bid, scheme of arrangement, capital reduction, sale of assets, sale of securities, strategic alliance, dual listed company structure or joint venture); or

(f)	CGA will issue, on a fully diluted basis, 10% or more of its capital as consideration for the assets or share capital or another person,

or any proposal by CGA to implement any material reorganisation of capital or dissolution. The variation of a proposal or offer constitutes a proposal or offer for the purposes of this definition.

Conditions Precedent means the conditions precedent set out in clause 3.1.

Confidentiality Agreement means the confidentiality agreement dated May 11, 2012 between B2Gold and CGA.

Control has the meaning given to that term in section 50AA of the Corporations Act.

Controlled Entity means, in respect of a party, an entity that party Controls.

Corporations Act means the Corporations Act 2001 (Cth).

Counterproposal has the meaning given to that term in clause 10.6(c).

Court means the Federal Court of Australia.

Deed Poll means the deed poll substantially in the form of schedule 4 (or in such other form as agreed between CGA and B2Gold, each acting reasonably).

Effective means, when used in relation to a Scheme, the order of the Court made under section 411(4)(b) in relation to the Scheme coming into effect pursuant to section 411(10) of the Corporations Act.

Effective Date means the date on which the Scheme becomes Effective.

Eligible Holder means a Scheme Participant who is

(a)	a person who is a resident of Canada for the purposes of the Canadian Tax Act or, in the case of a partnership, a partnership that is a "Canadian partnership" for purposes of the Canadian Tax Act; and

(b)	not exempt from tax under Part I of the Canadian Tax Act or, in the case of a partnership, a partnership none of the partners of which is exempt from tax under Part I of the Canadian Tax Act.

Environmental Approvals means all permits, certificates, authorizations, approvals, orders, consents, instructions, registrations, directions, decisions, decrees, conditions, notifications, demands, filings, licenses or permits whether or not having the force of law, issued by any Regulatory Authority pursuant to any Environmental Laws. Environmental Laws means all applicable laws whether foreign or domestic, including applicable common law, relating to the protection of the environment and employee and public health and safety, and for the regulation of contaminants, pollutants, waste, toxic and hazardous substances and includes Environmental Approvals.

Exchanges means, collectively, the TSX and the ASX.

Exclusivity Period means the period commencing on the date of this agreement and ending on the earlier of the date this agreement is terminated, the Implementation Date or the Sunset Date.

Explanatory Statement means the statement pursuant to section 412 of the Corporations Act, which will be registered by ASIC in relation to the Scheme, copies of which will be included in the Scheme Booklet.

Financial Advisor means any advisor or advisors retained by CGA or B2Gold, as applicable, in relation to the Scheme or a Competing Proposal from time to time.

Financial Indebtedness means any debt or other monetary liability (whether actual or contingent) in respect of moneys borrowed or raised or any financial accommodation including under or in respect of any:

(a)	bill, bond, debenture, note or similar instrument;

(b)	acceptance, endorsement or discounting arrangement;

(c)	guarantee;

(d)	finance or capital lease;

(e)	agreement for the deferral of a purchase price or other payment in relation to the acquisition of any asset or service; or

(f)	obligation to deliver goods or provide services paid in advance by any financier, other than in the ordinary course of business.

First Court Date means the first day on which an application made to the Court for an order under section 411(4)(a) of the Corporations Act convening the Scheme Meeting is heard.

FRC means Filminera Resources Corporation, a company duly organised and existing under the laws of the Philippines.

GST means a goods and services tax or similar value added tax levied or imposed under the GST Law.

GST Law has the meaning given to it in the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

Implementation Date means the fifth Business Day after the Record Date, or such other date agreed to in writing by the parties.

Independent Expert means a person to be appointed by CGA pursuant to clause 5.1(c) as an independent expert to prepare a report to be provided to the CGA Board and CGA Shareholders stating whether, in the expert’s opinion, the Scheme is in the best interests of CGA Shareholders.

Ineligible Shareholder means a CGA Shareholder whose address shown in the Register is in a jurisdiction in which B2Gold determines, acting reasonably, does not permit the issue of the B2Gold Shares to that CGA Shareholder either unconditionally or after compliance with terms that B2Gold reasonably regards as acceptable and practical.

Insolvency Event means in relation to a person:

(a)

the person is or becomes unable to pay its debts as and when they fall due within the meaning of the Corporations Act or is otherwise presumed to be insolvent under the Corporations Act, or would be presumed to be insolvent if that Act applied;

(b)	the person suspends or threatens to suspend payment of its debts generally;

(c)

the calling of a meeting to consider a resolution to wind up the person (other than where the resolution is frivolous or cannot reasonably be considered to be likely to lead to the actual winding up of the person) or the making of an application or the making of any order, or the passing of any resolution, for the winding up, liquidation or bankruptcy of the party other than where the application or order (as the case may be) is set aside within 14 days;

(d)

the appointment of a provisional liquidator, liquidator, receiver or a receiver and manager or other insolvency official (whether under Australian law or foreign law) to the person or to the whole or a substantial part of the property or assets of the person;

(e)	the appointment of an administrator to the person;

(f)	the entry by a person into any compromise or arrangement with creditors; or

(g)	the person ceases or threatens to cease to carry on business.

Listing Rules means the official listing rules of ASX.

Masminero means Masminero Resources Corporation, a corporation duly organised and existing under the laws of the Republic of the Philippines and having company registration number CS201008703.

Notice of Meeting means the notice convening the Scheme Meeting together with the proxy forms for that meeting.

Nominee means a nominee appointed by CGA in accordance with clause 4.4(a).

Record Date means 5.00pm on the fifth Business Day following the Effective Date, or such other date (after the Effective Date) as CGA and B2Gold may agree in writing.

Register means the share register of CGA kept pursuant to the Corporations Act.

Regulator's Draft means the draft of the Scheme Booklet in a form acceptable to B2Gold and CGA, which is provided to ASIC for approval pursuant to section 411(2) of the Corporations Act.

Regulatory Approval has the meaning given to that term in clause 3.1(a).

Regulatory Authority includes:

(a)	a government or governmental, semi-governmental, administrative, fiscal or judicial entity or authority;

(b)	a minister, department, office, commission, delegate, instrumentality, tribunal, agency, board, authority or organisation of any government;

(c)	any regulatory organisation established under statute; and

(d)	in particular, ASX, ASIC, TSX and the Canadian Securities Authorities.

Regulatory Review Period means the period from the date on which the Regulator's Draft is submitted to ASIC to the date on which ASIC provides a letter indicating whether or not it proposes to appear to make submissions, or will intervene to oppose the Scheme, when the application made to the Court for orders under section 411(1) of the Corporations Act convening the Scheme Meeting to consider the Scheme is heard.

Related Entity means, in relation to a party, any entity that is related to that party within the meaning of section 50 of the Corporations Act or which is an economic entity (as defined in any approved Australian accounting standard) that is Controlled by that party.

Representatives means, in relation to an entity:

(a)	each of the entity's Related Entities; and

(b)	each of its and its Related Entities’ directors, officers, employees, contractors, advisers (including legal, financial and other expert advisers) and agents, but excluding the Independent Expert.

Required Consultation Period means the shorter of:

(a)	five Business Days after both parties becoming aware that clause 3.8(a)(i), 3.8(a)(ii), or 3.8(a)(iii) as the case may be, is triggered; and

(b)	the period commencing at the time both parties become aware that clause 3.8(a)(i), 3.8(a)(ii), 3.8(a)(iii) or, as the case may be, is triggered and ending at 8.00am on the Second Court Date.

RG 60 means Regulatory Guide 60 issued by ASIC on 23 September 2011 (as amended).

Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act proposed between CGA and CGA Shareholders, the form of which is contained in schedule 2, together with any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by B2Gold and CGA.

Scheme Booklet means the information to be despatched to all CGA Shareholders and approved by the Court in connection with the Scheme, including the Scheme, the Explanatory Statement in respect of the Scheme, an independent expert's report prepared by the Independent Expert and the Notice of Meeting.

Scheme Consideration means the consideration to be provided to Scheme Participants under the terms of the Scheme, as described in clause 4.3.

Scheme Meeting means the meeting of CGA Shareholders convened by the Court in relation to the Scheme pursuant to section 411(1) of the Corporations Act and includes any adjournment of that meeting.

Scheme Participant means each person who is a CGA Shareholder as at 5:00pm on the Record Date (other than B2Gold).

Second Court Date means the first day on which an application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned or appealed application is heard.

Senior Executive has the meaning given to that term in clause 6.1(b)(i).

Significant Interest Companies means Zoom, FRC, Vicar, Masminero and Aroroy or any of them, as the case may be.

Subsidiaries has the meaning given to that term in section 9 of the Corporations Act.

Sunset Date means February 28, 2013, or such later date as agreed to in writing between the parties.

Superior Offer means a bona fide Competing Proposal that the CGA Board, acting reasonably and in good faith, and after taking advice from its legal and Financial Advisors, determines:

(a)

is reasonably capable of being valued and completed on a timely basis, taking into account all aspects of the Competing Proposal and the person making it, including without limitation having regard to legal, regulatory and financial matters and any conditions precedent; and

(b)

would or would be reasonably likely, if completed in accordance with its terms, to be more favourable to CGA Shareholders than the Scheme, after taking into account all of the terms and conditions of, and the identity, reputation and standing of the person making, the Competing Proposal.

Takes effect or taking effect means on and from the first time when an office copy of the Court order approving the Scheme pursuant to section 411(6) of the Corporations Act is lodged with ASIC pursuant to section 411(10) of the Corporations Act.

Tax Election Package means two copies of Canada Revenue Agency form T-2057, or, if the Eligible Holder is a partnership, two copies of Canada Revenue Agency form T-2058 and two copies of any applicable equivalent provincial or territorial election form, which forms have been duly and properly completed and executed by the Eligible Holder in accordance with the rules contained in the Canadian or the relevant provincial or territorial legislation.

Third Party Bidder has the meaning given to that term in clause 10.4(b)(i).

Timetable means the indicative timetable for the implementation of the Transaction to be agreed by B2Gold and CGA, acting reasonably.

Transaction means the acquisition by B2Gold of all of the CGA Shares by means of the Scheme in accordance with the terms of this agreement and the cancellation of the CGA Options for the Cancellation Consideration.

TSX means the Toronto Stock Exchange.

U.S. Exchange Act means the United States Securities Exchange Act of 1934 , as amended.

U.S. Securities Act means the United States Securities Act of 1933, as amended.

United States means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

Vicar means Vicar Mining Corporation, a corporation duly organised and existing under the laws of the Republic of the Philippines.

Zoom means Zoom Minerals Holdings Inc., a corporation duly organised and existing under the laws of the Republic of the Philippines and having company registration number CS200702326.

1.2	Interpretation

In this agreement, except where the context otherwise requires:

(a)	the singular includes the plural and vice versa, and a gender includes other genders;

(b)	another grammatical form of a defined word or expression has a corresponding meaning;

(c)	a reference to a clause, paragraph, or schedule is to a clause or paragraph of, or schedule to, this agreement, and a reference to this agreement includes any schedule;

(d)	a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;

(e)	a reference to A$, dollar or $ is to Australian currency;

(f)	a reference to C$ is to the lawful currency of Canada;

(g)	a reference to US$ is to the lawful currency of the United States;

(h)	a reference to time is to Perth, Western Australia time, unless otherwise noted;

(i)	a reference to a party is to a party to this agreement, and a reference to a party to a document includes the party's executors, administrators, successors and permitted assigns and substitutes;

(j)	a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;

(k)	a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re- enactments or replacements of any of them;

(l)	a word or expression defined in the Corporations Act and not otherwise defined in this agreement has the meaning given to it in the Corporations Act;

(m)	the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;

(n)	any agreement, representation, warranty or indemnity by two or more parties (including where two or more persons are included in the same defined term) binds them jointly and severally;

(o)

any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

(p)

any statement made by a party on the basis of its awareness or knowledge, including for the purposes of the representations and warranties set forth in schedule 3, is made on the basis that the party has, in order to establish that the statement is true and not misleading in any respect:

(i) made all reasonable enquiries of the officers, managers, employees and other persons who could reasonably be expected to have information relevant to the matters to which the statement relates; and

(ii) where those enquiries would have prompted a reasonable person to make further enquiries, made those further enquiries,

and that, as a result of those further enquiries, the party has no reason to doubt that the statement is true and not misleading in any respect;

(q)	a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this agreement or any part of it; and

(r)	if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.

1.3	Headings

Headings are for ease of reference only and do not affect interpretation.

2	AGREEMENT TO PROPOSE SCHEME

2.1	Proposal of Scheme

	(a)	CGA agrees to propose the Scheme upon and subject to the terms of this agreement.

	(b)	B2Gold agrees with CGA to assist CGA to propose and give effect to the Scheme on and subject to the terms of this agreement.

2.2	Compliance with obligations

CGA’s obligations under this agreement to propose the Scheme are subject to its compliance with CGA’s respective obligations, functions, powers and duties under this agreement, under CGA’s constitution, at law and under the Listing Rules.

3	CONDITIONS PRECEDENT

3.1	Conditions Precedent to implementation of the Scheme

The Scheme, the obligations of CGA under clause 5.1 and the obligations of B2Gold under clause 5.3 are subject to the satisfaction of the following Conditions Precedent (unless waived by a party in accordance with clause 3.2) on or prior to the Second Court Date (or such other date as specified in the relevant Condition Precedent):

(a)	Regulatory Approvals: before 5.00pm on the Business Day before the Second Court Date:

(i)	FIRB:

(A)

the Treasurer of Australia or his delegate notifies B2Gold in writing that there are no objections in terms of foreign investment policy of the Australian government to the acquisition by B2Gold of the CGA Shares under the Scheme, or is subject to conditions that CGA and B2Gold, acting reasonably, consider to be acceptable; or

(B)

the Treasurer of Australia becomes precluded by passage of time from making any order under Part II of the Foreign Acquisitions and Takeovers Act 1975 (Cth) in respect of the acquisition by B2Gold of the CGA Shares under the Scheme;

(ii)	ASIC: ASIC issues or provides such consents or approvals or does such other acts which the parties agree are reasonably necessary or desirable to implement the Scheme;

(iii)

ASX: ASX issues or provides such consents or approvals or does such other acts which the parties agree are reasonably necessary to implement the Scheme and to enable the CGA Options to be cancelled in consideration for the Cancellation Consideration in accordance with Listing Rule 6.23.2;

(iv)	TSX: conditional approval from the TSX to the listing of the B2Gold Shares to be issued pursuant to the Scheme and the B2Gold Shares comprising the Cancellation Consideration; and

(v)

all other regulatory approvals required to implement the Scheme being granted or obtained and those regulatory approvals not being withdrawn, cancelled, revoked or varied in a manner that is materially adverse to the parties;

(together, Regulatory Approvals);

(b)	Shareholder approval:

(i)

before 8.00am on the Second Court Date, CGA Shareholders approve the Scheme at the Scheme Meeting by the requisite majorities under the Corporations Act and, if necessary, the cancellation of the CGA Options in consideration of the Cancellation Consideration in accordance with 6.23.2 of the Listing Rules; and

(ii)

before 8.00am on the date of the Scheme Meeting, B2Gold Shareholders approve the Transaction and the issuance of the B2Gold Shares under the Scheme and comprising the Cancellation Consideration in accordance with applicable TSX requirements at the B2Gold Shareholders’ Meeting by the requisite majority of B2Gold Shareholders;

(c)

CGA Board Recommendation: the CGA Board unanimously recommending that CGA Shareholders vote in favour of the Scheme, in the absence of a Superior Offer for CGA and in the absence of the Independent Expert finding that the Scheme is not in the best interests of CGA Shareholders and including that recommendation in the Scheme Booklet and not withdrawing or varying that recommendation;

(d)	B2Gold Board Recommendation: the B2Gold Board unanimously recommending that B2Gold Shareholders vote in favour of the B2Gold Resolutions and not withdrawing or varying that recommendation;

(e)

Restraining orders: as at 8.00am on the Second Court Date, no temporary restraining order, preliminary or permanent injunction or other order or decision has been issued or made by any court of competent jurisdiction or any Regulatory Authority and there is no other legal restraint or prohibition preventing the consummation of any aspect of the Transaction on the Implementation Date;

(f)	Court Approval: the Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act;

(g)	Independent Expert Report: the Independent Expert providing the report to CGA that concludes that the Scheme is in the best interests of CGA Shareholders;

(h)	No CGA Material Adverse Event: no CGA Material Adverse Event occurs between the date of this agreement and 8.00am on the Second Court Date;

(i)	No CGA Prescribed Occurrence: no CGA Prescribed Occurrence occurs between the date of this agreement and 8.00am on the Second Court Date;

(j)	CGA Representations and Warranties: the CGA Representations and Warranties given by CGA under Schedule 3 are true and correct in all material respects as at 8.00am on the Second Court Date;

(k)	No B2Gold Material Adverse Event: no B2Gold Material Adverse Event occurs between the date of this agreement and 8.00am on the Second Court Date;

(l)	No B2Gold Prescribed Occurrence: no B2Gold Prescribed Occurrence occurs between the date of this agreement and 8.00am on the Second Court Date;

(m)	B2Gold Representations and Warranties: the B2Gold Representations and Warranties given by B2Gold under Schedule 3 are true and correct in all material respects as at 8.00am on the Second Court Date;

(n)

No Options: before 8.00am on the Second Court Date, all holders of CGA Options have agreed with CGA in writing, subject to the Scheme becoming Effective, to cancel all of their CGA Options for the Cancellation Consideration in accordance with Listing Rule 6.23.2;

(o)

Key person arrangements: each of Mark Turner and Hannah Hudson entering into a consulting arrangement with B2Gold, on terms and conditions agreed between each of Mark Turner and Hannah Hudson and B2Gold, acting reasonably, where such persons will be compensated on reasonable industry acceptable consulting rates and B2Gold will seek to reasonably minimize the utilization of their time;

(p)	BNP Paribas consent: BNP Paribas providing its consent under Part B: Facility Agreement of the Omnibus Agreement (included in the CGA Diligence Materials) to the change of Control of CGA; and

(q)

Mineral Title: B2Gold obtaining reasonably satisfactory confirmation that all of the mineral production sharing agreements and the mining lease contract held by the relevant Significant Interest Companies are validly existing and registered in the name of a Significant Interest Company, in good standing, and the provisions thereof comply with applicable laws.

3.2	Waiver of Conditions Precedent

	(a)	The Conditions Precedent in clauses 3.1(a), 3.1(b), 3.1(e) and 3.1(f) are for the benefit of CGA and B2Gold, and cannot be waived.

(b)

The Conditions Precedent in clauses 3.1(c), 3.1(d), and 3.1(n) are for the benefit, and any breach or non-fulfilment of those Conditions Precedent may only be waived with the written consent, of CGA and B2Gold.

(c)

The Conditions Precedent in clauses 3.1(h), 3.1(i), 3.1(j), 3.1(o), 3.1(p) and 3.1(q) are for the sole benefit of, and any breach or non-fulfilment of those Conditions Precedent may only be waived with the written consent of, B2Gold, provided that B2Gold must provide notice to CGA of the non-fulfillment of the Condition Precedent in clause 3.1(q) prior to 11:59pm Vancouver time on September 26, 2012 following which time the Condition Precedent in clause 3.1(q) shall be deemed to have been waived by B2Gold.

(d)

The Condition Precedent in clauses 3.1(g), 3.1(k), 3.1(l) and 3.1(m) are for the sole benefit of, and any breach or non-fulfilment of those Conditions Precedent may only be waived with the written consent of, CGA.

	(e)	A party entitled to waive the breach or non-fulfilment of a Condition Precedent pursuant to this clause 3.2 may do so in its absolute discretion.

(f)	Waiver of a breach or non-fulfilment in respect of one Condition Precedent does not constitute:

	(i)	a waiver of breach or non- fulfilment of any other Condition Precedent resulting from the same event; or

	(ii)	a waiver of breach or non-fulfilment of that Condition Precedent resulting from any other event.

3.3	Reasonable endeavours to satisfy Conditions Precedent

Each of CGA and B2Gold will use its reasonable endeavours to procure that:

(a)

each of the Conditions Precedent is satisfied as soon as practicable after the date of this agreement and continues to be satisfied at all times until the last time it is to be satisfied (as the case may require); and

(b) there is no occurrence within the control of CGA or B2Gold (as the context requires) or their Related Entities that would prevent the Conditions Precedent being satisfied.

3.4	Pre implementation steps

Without limiting the generality of clause 3.3:

(a)

Regulatory Approvals: each party must promptly apply for all relevant Regulatory Approvals and take all steps it is responsible for as part of the Regulatory Approval process, including responding to requests for information at the earliest practicable time;

(b)

Consultation: each party must consult with the other in advance in relation to all communications (whether written or oral, and whether direct or via agents or advisers) with any Regulatory Authority relating to any Regulatory Approval (Communications) including:

(i) providing the other party with drafts of any material written Communications to be sent to a Regulatory Authority and making such amendments thereto as the other party reasonably requires; and

(ii) providing copies of any material written Communications sent to or received from Regulatory Authority to the other party promptly upon despatch or receipt (as the case may be),

in each case to the extent it is reasonable to do so; and

(c) Participation: each party will have the right to be represented and make submissions at any proposed meeting with any Regulatory Authority relating to any Regulatory Approval.

3.5	Assistance of Representatives

Each party must procure that its Representatives work (including by attending meetings and by providing information) in good faith and in a timely and co-operative fashion with the other parties to satisfy the Conditions Precedent.

3.6	Notice of failure to satisfy Condition Precedent

(a) A party must promptly give the other notice of a failure to satisfy a Condition Precedent or of any event that will prevent a Condition Precedent being satisfied.

(b)

CGA or B2Gold (as the case may be) must give written notice to the other party as soon as reasonably practicable (and in any event before 5.00pm on the day before the Second Court Date) as to whether or not it waives the breach or non- fulfilment of any Condition Precedent resulting from the occurrence of that event, specifying the Condition Precedent in question.

3.7	Certificates in relation to Conditions Precedent

Each party must:

(a)	give the Court on the Second Court Date a certificate confirming (in respect of matters within its knowledge) whether or not the Conditions Precedent have been satisfied or waived; and

(b)	give the other party a draft of its certificate by 5.00pm on the Business Day prior to the Second Court Date.

3.8	Conditions Precedent not met

	(a)	If:

		(i)	there is a breach or non-fulfilment of a Condition Precedent which is not waived in accordance with this agreement;

(ii)

there is an act, failure to act, event or occurrence which will prevent a Condition Precedent being satisfied by the date specified in clause 3.1 for its satisfaction (and the breach or non-fulfilment of the Condition Precedent which would otherwise occur has not already been waived in accordance with this agreement), or

		(iii)	if it becomes probable that the Scheme will not become Effective by the Sunset Date,

CGA and B2Gold must consult in good faith with a view to:

(iv)	consider and if agreed, determine whether the Scheme or a transaction that results in B2Gold having beneficial ownership of all of the CGA Shares may proceed by way of alternative means or methods;

(v)	consider and if agreed, extend the time or date for satisfaction of the relevant Condition Precedent or the Sunset Date; or

(vi)

consider and if agreed, change the date of application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Scheme or adjourning that application (as applicable) to another date agreed to in writing by CGA and B2Gold (being a date no later than five Business Days before the Sunset Date).

(b)

If CGA and B2Gold are unable to reach agreement under clause 3.8(a) within the Required Consultation Period, either CGA or B2Gold may, provided that Condition Precedent is for the benefit of that party, terminate this agreement by notice in writing to the other without incurring any liability to the other party because of that termination (other than under clause 11 if applicable), unless the relevant occurrence or the breach or non- fulfilment of the Condition Precedent arises out of a breach of clauses 3.3 or 3.4 by the terminating party.

(c)

Subject to any rights or obligations arising under or pursuant to clauses that are expressed to survive termination (including by virtue of clause 8.4), on termination of this agreement, no party shall have any rights against or obligations to any other party under this agreement except for those rights and obligations which accrued prior to termination.

(d)

If the condition in clause 3.1(b)(i) is not satisfied only because of a failure to obtain the majority required by section 411(4)(a)(ii)(A) of the Corporations Act, then either party may by written notice within 3 Business Days after the date of the conclusion of the Scheme Meeting require the approval of the Court to be sought, pursuant to the Court’s discretion in that section, provided the party has in good faith formed the view that the prospect of the Court exercising its discretion in that way is reasonable.

(e)

If the Court refuses to make an order approving the Scheme satisfying clause 3.1(f), at B2Gold’s request CGA must appeal the Court’s decision to the fullest extent possible (except to the extent that the parties agree otherwise, or an independent Senior Counsel indicates that, in his or her view, an appeal would have negligible prospects of success before the Sunset Date). CGA may bring an appeal even if not requested by B2Gold. If any such appeal is undertaken at the request of B2Gold, B2Gold will bear CGA’s costs of the appeal (including costs of the independent Senior Counsel) unless the parties otherwise agree. If any such appeal is undertaken by CGA, without the prior request from B2Gold, CGA will bear B2Gold’s costs of the appeal unless the parties otherwise agree.

4	TRANSACTION STEPS

4.1	Scheme

	(a)	CGA must propose the Scheme to CGA Shareholders.

	(b)	If the Scheme becomes Effective, then on the Implementation Date:

		(i)	all of the CGA Shares held by Scheme Participants on the Record Date will be transferred to B2Gold;

		(ii)	in exchange, each Scheme Participant will be paid the Scheme Consideration for each CGA Share held by them at the Record Date;

(iii)

for certainty, the transfer of the CGA Shares by an Eligible Holder in exchange for the Scheme Consideration will occur on a tax-deferred basis pursuant to section 85 of the Canadian Tax Act and any other relevant provincial or territorial legislation; and

(iv)

B2Gold will ensure that each holder of CGA Options that has agreed to the cancellation of his or her CGA Options will be paid the Cancellation Consideration in respect of the CGA Options held by him or her and that those CGA Options will be cancelled.

4.2	No Amendment to the Scheme Without Consent

CGA must not consent to any modification of, or amendment to, or the making or imposition by the Court of any condition in respect of, the Scheme without the prior written consent of B2Gold.

4.3	Consideration

(a)

Subject to clause 4.3(b), B2Gold undertakes and warrants to CGA (in its own right and on behalf of each Scheme Participant) that in consideration of the transfer to B2Gold of each CGA Share held by a Scheme Participant under the terms of the Scheme, on the Implementation Date B2Gold will provide to each Scheme Participant the Scheme Consideration for each CGA Share, being 0.74 B2Gold Shares for every one CGA Share, in accordance with the terms of this agreement, the Deed Poll and the Scheme.

(b)

Where the calculation of the number of B2Gold Shares to be issued to a particular CGA Shareholder would result in the issue of a fraction of a B2Gold Share, the fractional entitlement will be rounded down to the nearest whole number of B2Gold Shares.

(c) CGA acknowledges that the undertaking by B2Gold in clause 4.3(a) is given to CGA in its capacity as agent for each Scheme Participant.

4.4	Ineligible Shareholders

(a)

B2Gold will be under no obligation under this agreement to allot or issue, and will not issue, any B2Gold Shares to any Ineligible Shareholder and, instead, will issue the B2Gold Shares to which the Ineligible Shareholder would have otherwise been entitled to a Nominee appointed by CGA, in trust for the Ineligible Shareholder who is the beneficial owner thereof.

(b) CGA will procure that, as soon as reasonably practicable and in any event not more than 15 Business Days after the Implementation Date, the Nominee:

(i)

sells all of the B2Gold Shares issued to the Nominee pursuant to clause 4.4(a) outside the United States in such manner, or such financial market, at such price and on such other terms as the Nominee determines in good faith; and

(ii) remits to the Ineligible Shareholder the proceeds of sale (after deducting any applicable brokerage, stamp duty and other selling costs, taxes and charges).

4.5	Shares to Rank Equally

B2Gold covenants in favour of CGA (in its own right and on behalf of the Scheme Participants) that:

(a) the B2Gold Shares issued pursuant to the Scheme and the B2Gold Shares comprising the Cancellation Consideration will rank equally in all respects with all existing B2Gold Shares; and

(b)

on issue each such B2Gold Share issued pursuant to the Scheme and the B2Gold Shares comprising the Cancellation Consideration will be fully paid and free from any mortgage, charge, lien, encumbrance or other security interest.

4.6	Timetable

The parties must use their commercially reasonable endeavours to implement the Transaction and perform their respective obligations substantially in accordance with the Timetable.

5	IMPLEMENTATION

5.1	CGA's obligations

CGA must execute all documents and do all acts and things within its power as may be necessary or desirable for the implementation and performance of the Scheme on a basis consistent with this agreement and substantially in accordance with the Timetable (and must consult with B2Gold on a regular basis about its progress in that regard), and in particular CGA must:

(a)

promote merits of Transaction: participate in, and ensure the CGA Board participates in, efforts reasonably requested by B2Gold to promote the merits of the Transaction, including meeting with key members of CGA at the reasonable request of B2Gold;

(b)

prepare Scheme Booklet: prepare the Scheme Booklet in respect of the Scheme in accordance with all applicable laws and in particular with the Corporations Act, RG 60, the Listing Rules and Canadian securities laws;

(c) directors’ recommendation: include in the Scheme Booklet a statement by the CGA Board:

(i) unanimously recommending that CGA Shareholders vote in favour of the Scheme in the absence of any Superior Offer unless there has been a change of recommendation permitted under this agreement; and

(ii)

that each CGA Board member will (in the absence of a Superior Offer) vote, or procure the voting of any CGA Shares (as applicable) held by or on behalf of a CGA Board Member at the time of the Scheme Meeting in favour of the Scheme at the Scheme Meeting;

(d)

commission Independent Expert’s report: promptly appoint the Independent Expert, and any investigating accountant to be appointed in connection with the preparation of the Scheme Booklet or the Independent Expert’s report, and provide all assistance and information reasonably requested by them in connection with the preparation of the Independent Expert’s report for inclusion in the Scheme Booklet (including any updates to such report) and any other materials to be prepared by them for inclusion in the Scheme Booklet (including any updates thereto);

(e)

amend Scheme Booklet: implement such changes to those parts of the Scheme Booklet relating to B2Gold which are provided to CGA by B2Gold in accordance with clause 5.3(a) as reasonably requested by B2Gold prior to finalising the Regulator's Draft;

(f) consultation with B2Gold: as soon as practicable after the date of this agreement:

(i)

provide to B2Gold a draft of the Scheme Booklet and the Independent Expert’s Report for the purpose of enabling B2Gold to review and comment on those draft documents. In relation to the Independent Expert’s Report, B2Gold’s review is to be limited to a factual accuracy review;

(ii)	take the comments made by B2Gold into account in good faith when producing revised drafts of the Scheme Booklet; and

(iii)

provide B2Gold with revised drafts of the Scheme Booklet within a reasonable time before the Regulator's Draft is finalised and to enable B2Gold to review the Regulator's Draft at least two Business Days before its submission;

(g)

CGA Board approval of Regulator's Draft: as soon as practicable after finalisation of an advanced draft of the Regulator's Draft suitable for review by ASIC, procure that a meeting of the CGA Board is convened to consider approving the Regulator's Draft as being in a form appropriate for provision to ASIC for review;

(h)

liaise with ASIC: as soon as reasonably practicable after the date of this agreement but no later than 14 days before the First Court Date, provide a copy of the Regulator’s Draft to ASIC for its review and approval for the purposes of section 411(2) of the Corporations Act and provide a copy of that draft of the Scheme Booklet to B2Gold for submission to the TSX;

(i)	keep B2Gold informed: during the Regulatory Review Period:

(i)

promptly provide to B2Gold and include in revised drafts of the Scheme Booklet any new information in relation to the CGA Group and to the best of CGA’s knowledge, the Significant Interest Companies not included in the Regulator's Draft which is required by the Corporations Act or RG 60 to be included in the Scheme Booklet; and

(ii)

promptly inform and consult with B2Gold in relation to any matters raised by ASIC in connection with the Scheme Booklet or the Scheme including in relation to any presentation and/or the making of any submission in writing or at any proposed meeting with ASIC, and co- operate with B2Gold to resolve any such matters (which will include allowing B2Gold to participate in CGA’s meetings and discussions with ASIC);

(j)

approval of Scheme Booklet: as soon as practicable after the end of the Regulatory Review Period, procure that a meeting of the CGA Board is convened to consider approving the Scheme Booklet for despatch to CGA Shareholders, subject to approval of the Court;

(k)	CGA Circular Information: provide to B2Gold the CGA Circular Information (and update the CGA Circular Information for any material developments);

(l)

Court direction and advice: promptly after, and provided that the approvals in clauses 5.1(j) and 5.3(e) have been obtained, apply to the Court for orders under section 411(1) of the Corporations Act directing CGA to convene the Scheme Meeting to consider the Scheme and take all reasonable steps necessary to comply with the orders of the Court;

(m)	registration of Scheme Booklet: request ASIC to register the Explanatory Statement included in the Scheme Booklet in relation to the Scheme in accordance with section 412(6) of the Corporations Act;

(n)	section 411(17)(b) Statement : apply to ASIC for the production of a statement pursuant to section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme;

(o)	Scheme Meeting: promptly convene the Scheme Meeting in accordance with any orders which are made by the Court pursuant to section 411(1) of the Corporations Act;

(p)

Court documents: consult with B2Gold in relation to the content of the documents required for the purpose of each Court hearing held, including for the purposes of sections 411(1) and 411(4)(b) of the Corporations Act in relation to the Scheme (including originating process, affidavits, submissions and draft minutes of Court orders) and consider in good faith, for the purpose of amending drafts of those documents, reasonable comments from B2Gold and its Representatives on those documents;

(q)

Court approval: as soon as practicable after CGA Shareholders approve the Scheme at the Scheme Meeting, apply (and to the extent necessary, re-apply) to the Court for an order approving the Scheme under section 411(4) of the Corporations Act substantially in accordance with the Timetable;

(r)

lodge copy of Court orders: if the Court makes orders under section 411(4) of the Corporations Act approving the Scheme, lodge with ASIC an office copy of the order of the Court approving the Scheme under section 411(10) of the Corporations Act on the day such office copy is received or such later date as agreed in writing by B2Gold;

(s)

certificate: at the hearing on the Second Court Date provide to the Court a certificate confirming whether or not the conditions precedent in clause 3.1 have been satisfied or waived in accordance with this agreement. A draft of such certificate shall be provided by CGA to B2Gold by 5:00pm on the Business Day prior to the Second Court Date;

(t)	registration: if the Court makes orders under section 411(4) of the Corporations Act approving the Scheme:

	(i)	close the Register as at the Record Date to determine the identity of the Scheme Participants and their entitlements to the Scheme Consideration;

(ii)

provide to B2Gold all information about the Scheme Participants that B2Gold reasonably requires in order for B2Gold to provide the Scheme Consideration to the Scheme Participants in accordance with the Scheme;

	(iii)	execute proper instruments of transfer of the CGA Shares and effect and register the transfer of the CGA Shares in accordance with the Scheme;

	(iv)	register all transfers of CGA Shares to B2Gold on, or as soon as practicable after, the Implementation Date; and

	(v)	do all other things contemplated by or necessary to give effect to the Scheme and the orders of the Court;

(u)

access to information: provide to B2Gold and its Representatives reasonable access to employees, officers and other facilities and properties of the CGA Group and to the books and records of the CGA Group, for the purpose of implementing the Transaction;

(v)

access to information concerning Significant Interest Companies: to provide to B2Gold and its Representatives reasonable access to employees, officers, and other facilities and properties of the Significant Interest Companies, and to the books and records of the Significant Interest Companies subject to any restrictions under applicable law and to CGA receiving the prior consent of the relevant Significant Interest Company (which CGA must promptly apply for at the earliest possible time upon request by B2Gold or its Representatives) for the purposes of implementing the Transaction;

(w)

compliance with laws: do everything reasonably within its power to ensure that the Transaction is effected in accordance with all laws and regulations applicable in relation to the Transaction (including, without limitation, doing everything reasonably within its powers to ensure the Transaction complies with all applicable securities laws or is otherwise exempt therefrom);

(x)

listing: not do anything to cause CGA Shares to cease being quoted on the ASX or listed on the TSX or to become permanently suspended from quotation or listing prior to completion of the Transaction, unless B2Gold has agreed in writing;

(y)	delivery of due diligence: make available promptly to B2Gold the CGA Diligence Materials;

(z)

merged co-information: CGA will prepare and promptly provide to B2Gold any information regarding the CGA Group and, subject to any restrictions under applicable law, the Significant Interest Companies, which B2Gold reasonably requires in order to prepare the information regarding the merged CGA–B2Gold entity following implementation of the Scheme for inclusion in the Scheme Booklet;

(aa)	CGA Prescribed Occurrence: between the date of this agreement and 8.00am on the Second Court Date, ensure that no CGA Prescribed Occurrence occurs; and

(bb)

CGA incentive plans: subject to Court approval of the Scheme but with effect from the Effective Date and subject to any restrictions under applicable law, suspend all of its executive and employee incentive plans that will or could result in securities being issued to the CGA Group employees.

5.2	CGA Registry details

For the purpose of clause 5.1(t), CGA must give all necessary directions to the CGA Registry to ensure that any information that B2Gold reasonably requests in relation to the Register, including any CHESS sub-register and any issuer sponsored sub- register, is promptly provided to B2Gold and, where requested by B2Gold, CGA must procure that such information is made available in such electronic form as is reasonably requested by B2Gold.

5.3	B2Gold's obligations

B2Gold must execute all documents and do all acts and things within its power as may be necessary or desirable for the implementation and performance of the Scheme on a basis consistent with this agreement and substantially in accordance with the Timetable, and in particular B2Gold must:

(a)

B2Gold Information: prepare and provide to CGA all information in relation to B2Gold that is required to be included in the Scheme Booklet to comply with applicable laws relevant to that information (B2Gold Information), make available to CGA drafts of the B2Gold Information and the B2Gold Circular, consult with CGA in relation to the content of those drafts and consider in good faith, for the purpose of amending those drafts, comments from CGA and its Representatives on that information;

(b)

assist Independent Expert: subject to the Independent Expert entering into arrangements with CGA, including in relation to confidentiality, in a form reasonably acceptable to B2Gold, provide any assistance and information reasonably requested by the Independent Expert to enable it to prepare its report to be sent together with the Scheme Booklet;

(c)	review drafts of Scheme Booklet: as soon as practicable after delivery, review drafts of the Scheme Booklet prepared by CGA and provide comments on those drafts in good faith;

(d)

approval of Regulator's Draft: as soon as practicable after finalisation of an advanced draft of the Regulator's Draft suitable for review by ASIC, procure that a meeting of the B2Gold Board is convened to consider approving those sections of the Regulator's Draft that relate to the B2Gold Information as being in a form appropriate for provision to ASIC for review;

(e)

approval of Scheme Booklet: as soon as practicable after the end of the Regulatory Review Period, procure that a meeting of the B2Gold Board is convened to consider approving those sections of the Scheme Booklet that relate to the B2Gold Group appropriate for despatch to CGA Shareholders, subject to the approval of the Court;

(f)

B2Gold Circular: prepare the B2Gold Circular which complies with all applicable regulatory, compliance and content requirements (and update the B2Gold Circular for any material developments), which for greater certainty includes the fairness opinion provided by its Financial Advisor;

(g)	B2Gold directors' recommendation: include in the B2Gold Circular a statement by the B2Gold Board:

(i)	unanimously recommending that B2Gold Shareholders vote in favour of the B2Gold Resolutions unless there has been a change of recommendation permitted under this agreement; and

(ii)

that each B2Gold Board member will vote, or procure the voting of any B2Gold Shares (as applicable) held by or on behalf of a B2Gold Board Member at the time of the B2Gold meeting in favour of the B2Gold Resolutions;

(h)	B2Gold Board meeting: procure a meeting of the B2Gold Board to consider and, if thought fit, approve the Scheme Booklet and the B2Gold Circular;

(i)

B2Gold Shares listing: as soon as practicable make application for the B2Gold Shares to be issued under the Scheme to be conditionally approved for listing on the TSX, subject to the customary listing requirements, and do everything reasonably necessary to advance such application;

(j)

trading: do everything reasonably necessary to ensure that trading on the TSX in the B2Gold Shares issued under the Scheme and comprising the Cancellation Consideration is permitted to commence by the third Business Day after the Implementation Date;

(k)

compliance with laws: do everything reasonably within its power to ensure that the Transaction is effected in accordance with all laws and regulations applicable in relation to the Transaction (including, without limitation, doing everything reasonably within its powers to ensure the Transaction complies with all applicable securities laws or is otherwise exempt therefrom);

(l)	B2Gold Scheme Consideration: if the Scheme becomes Effective, provide the Scheme Consideration in the manner and amount contemplated by clause 4 and the terms of the Scheme and the Deed Poll;

(m)	B2Gold Cancellation Consideration: if the Scheme becomes Effective, provide the Cancellation Consideration in the manner and amount contemplated by clause 4 and the terms of the Scheme;

(n)	B2Gold Prescribed Occurrence: ensure that no B2Gold Prescribed Occurrence occurs between the date of this agreement and 8.00am on the Second Court Date;

(o)	Deed Poll: on the Business Day prior to the Scheme Court Date, execute the Deed Poll;

(p)	Delivery of due diligence: B2Gold will make available promptly to CGA the B2Gold Diligence Materials; and

(q)

Canadian tax matters: B2Gold shall execute, within the prescribed time, joint elections made in the prescribed form under section 85 of the Canadian Tax Act and any equivalent provincial or territorial legislation with CGA Shareholders who are Eligible Shareholders and who are entitled to receive B2Gold Shares under the Scheme.

5.4	Scheme Booklet

	(a)	CGA must consult with B2Gold as to the content of the Scheme Booklet (other than B2Gold Information).

	(b)	B2Gold must consult with CGA as to the content of B2Gold Information.

	(c)	The parties agree that:

(i) the efficient preparation of the Scheme Booklet is in the interests of the parties and CGA Shareholders; and

(ii)

they will use all reasonable endeavours and utilise all necessary resources (including management resources and the resources of external advisers) to produce the Scheme Booklet as soon as reasonably practicable and in substantial accordance with the Timetable.

(d)

B2Gold's obligations under clauses 5.3(c), 5.3(d) and 5.3(e) relate only to the factual accuracy of B2Gold Information and B2Gold takes no responsibility for information in the Scheme Booklet other than B2Gold Information. To that end, the Scheme Booklet will include a statement:

	(i)	by CGA that B2Gold is not responsible for any information contained in the Scheme Booklet other than B2Gold Information; and

	(ii)	by B2Gold that the CGA is not responsible for any B2Gold Information contained in the Scheme Booklet.

(e)	CGA must undertake appropriate due diligence and verification processes for the purposes of complying with clause 5.1(j) and will make such verification material available to B2Gold on request by it.

(f)	B2Gold must undertake appropriate due diligence and verification processes for the purposes of complying with clause 5.3(e) and will make such verification material available to CGA on request by it.

(g)

The parties must promptly inform the other if they have any reason to believe that any information in the Scheme Booklet is misleading or deceptive in any material respect (whether by omission or otherwise) whether because of B2Gold Information or otherwise.

(h)

If there is a dispute as to the content of any part of the Scheme Booklet (including B2Gold Information), the parties must consult in good faith and use their reasonable endeavours to resolve the dispute within two Business Days. If the parties fail to agree on the form or content of the Scheme Booklet:

	(i)	CGA will have the final decision on the form or content of any CGA Information; and

	(ii)	B2Gold will have the final decision on the form or content of any B2Gold Information.

Even if there is a dispute as to the form or content of the Scheme Booklet and the parties use this procedure, the parties will continue to perform their obligations under this agreement.

5.5	Good faith co-operation

Each party must procure that its Representatives work (including by attending meetings and by providing information) in good faith and in a timely and co-operative fashion with the other parties to implement the Scheme and to prepare all documents required relating to the Scheme.

5.6	Directors’ Recommendation

	(a)	CGA Board:

		(i)	Subject to clause 5.6(a)(ii), the CGA Board must:

			(A)	unanimously recommend that the Scheme is in the best interests of CGA Shareholders and not subsequently change, withdraw or modify that recommendation in the absence of a Superior Offer;

(B)

unanimously recommend that CGA Shareholders vote in favour of all resolutions to be proposed at the Scheme Meeting in relation to the Scheme and approve the Scheme, and not subsequently change, withdraw or modify that recommendation in the absence of a Superior Offer;

(C)	include in all public statements made after execution of this agreement and relating to the Scheme or the Transaction a statement to the effect of clauses 5.6(a)(i)(A) and 5.6(a)(i)(B); and

(D)	not make any public statement or take any other action that contradicts or qualifies the recommendation of the Scheme by the CGA Directors in the absence of a Superior Offer,

and the Scheme Booklet must state that each CGA Director who holds CGA Shares, or on whose behalf CGA Shares are held, intends to vote in favour of the Scheme in the absence of a Superior Offer.

(ii)	The CGA Board collectively, and the members of the CGA Board individually, must not, change, withdraw or modify his or her recommendation unless:

(A)	the Independent Expert fails to provide a report to CGA that concludes that the Scheme is in the best interests of CGA Shareholders; or

(B)	the CGA Directors have unanimously:

	(I)	made the determination contemplated by clause 10.7(b)(ii) in respect of a Superior Offer after B2Gold's rights under clause 10.6(c) have been exhausted and after evaluation of any Counterproposal; and

	(II)	publicly recommended that the Superior Offer is in the interests of CGA Shareholders.

(b)	B2Gold Board:

	(i)	Subject to clause 5.6(b)(ii), the B2Gold Board must:

		(A)	unanimously recommend to B2Gold Shareholders that they vote in favour of the B2Gold Resolutions;

		(B)	include in all public statements made after execution of this agreement and relating to the Scheme or the Transaction a statement to the effect of clause 5.6(b)(i)(A); and

		(C)	not make any public statement or take any other action that contradicts the recommendation of the B2Gold Resolutions by the B2Gold Directors,

and the B2Gold Circular will state that each B2Gold Director who holds B2Gold Shares, or on whose behalf B2Gold Shares are held, intends to vote in favour of the B2Gold Resolutions.

(ii)	The B2Gold Board collectively, and the members of the B2Gold Board individually, must not, change, withdraw or modify its or his recommendation.

5.7	Court refuses to make orders

If the Court refuses to make any orders pursuant to section 411(1) of the Corporations Act convening the Scheme Meeting to consider or approve the Scheme, CGA must appeal the Court's decision to the fullest extent possible (with costs to be borne equally by B2Gold and CGA) except where:

(a) the parties agree otherwise; or

(b) CGA and B2Gold are each advised by their legal counsel that an appeal would have no reasonable prospect of success.

5.8	Appointment of Directors

CGA must, as soon as practicable:

(a)

after the Second Court Date (provided the Scheme is approved by the Court), take all actions necessary to cause the appointment of such number of nominees of B2Gold to the CGA Board and all other actions, which gives those nominees, acting together, Control of at least half the votes that may be cast at a meeting of the CGA Board;

(b)

on the Implementation Date, ensure that all directors on the CGA Board (other than the B2Gold’s nominees appointed pursuant to clause 5.8(a)) resign and release CGA from any Claims they may have against CGA; and

(c) on the Implementation Date, take all actions to ensure that:

(i) subject to clause 5.8(c)(ii), all directors on the boards of each CGA Group member (other than the nominees of the B2Gold appointed pursuant to clause 5.8(a)); and

(ii) all CGA nominees on the boards of Significant Interest Companies,

resign and to cause the appointment of nominees of B2Gold to those boards.

5.9	CGA Options

As soon as reasonably practicable after the date of this agreement but in any event within 10 Business Days of that date, CGA must use all reasonable endeavours to obtain the written agreement of each person who is a holder of CGA Options to have his or her options cancelled, with effect from the Implementation Date, in consideration for the issue on the Implementation Date of the Cancellation Consideration, and subject to the Scheme becoming Effective and to all other holders of CGA Options agreeing to have their CGA Options cancelled. The form of agreement to be used for this purpose must be acceptable to B2Gold, acting reasonably. B2Gold must take all necessary steps (including, but not limited to, the obtaining of any necessary shareholder approvals or Regulatory Approvals) to enable it to issue the Cancellation Consideration on the Implementation Date.

5.10	U.S. Securities Compliance

B2Gold and CGA shall take all steps as may be required to cause the B2Gold Shares to be issued to CGA Shareholders under the Scheme to be issued pursuant to the exemption from registration under the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act.

In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, CGA and B2Gold agree that the Scheme will be implemented on the following basis:

(a) the Scheme will be subject to the approval of the Court;

(b)

prior to the Second Court Date the Court will be advised that B2Gold intends to rely on the exemption provided by Section 3(a)(10) of the U.S. Securities Act for the B2Gold Shares to be issued pursuant to the Scheme, based on the Court’s approval of the Scheme;

(c) the Court will be required to satisfy itself as to the fairness of the Scheme to the CGA Shareholders;

(d) each will have the right to appear before the Court at the hearing to give approval of the Scheme under section 411(4) of the Corporations Act; and

(e)

CGA will ensure that each CGA Shareholder will be given adequate notice advising it of its right to attend that hearing and providing it with sufficient information necessary for it to exercise that right.

5.11	Income Tax Elections

CGA Shareholders who are Eligible Holders shall be entitled to make an income tax election pursuant to section 85 of the Canadian Tax Act and any equivalent provincial or territorial legislation with respect to the transfer of their CGA Shares to B2Gold by providing the Tax Election Package to B2Gold within 90 days following the Effective Date, duly completed with the details of the number of CGA Shares transferred and the applicable agreed amounts. Thereafter, subject to the Tax Election Package being correct and complete (for which B2Gold takes no responsibility as to the correctness or completeness thereof) and complying with the provisions of the Canadian Tax Act and any equivalent provincial or territorial legislation, the relevant forms will be signed by B2Gold and returned to such persons within 90 days after the receipt thereof by B2Gold for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by such persons. B2Gold may choose to sign and return Tax Election Packages received more than 90 days following the Effective Date.

5.12	Employees

B2Gold hereby confirms its intention to, and agrees to terminate on the Effective Date, or to cause CGA to terminate on the Effective Date, each of the current employees located at CGA’s Perth Office (other than those employees who enter into retention agreements or arrangements) and to honour, or to cause CGA to honour, all of the existing employment arrangements and agreements with such employees, including, without limitation, by paying to the individuals party to or subject to such arrangements and agreements, in each case, such amounts as are payable in respect of severance, change of control and other amounts owing to such individuals upon termination in accordance with such arrangements or agreements without consideration of the remaining term of any such agreement.

6	CONDUCT OF BUSINESS

6.1	Conduct of business by CGA

(a)

From the date of this agreement until the Implementation Date, the CGA Group must conduct its business, and must cause its Subsidiaries to, and must use reasonable endeavours (including, without limitation, where practicable and subject to applicable fiduciary duties, by causing CGA’s nominees on the board of directors of the relevant Significant Interest Company to exercise any voting or other power they possess under applicable law and the relevant shareholders agreement in a manner consistent with this covenant) to cause each Significant Interest Company to conduct their respective businesses, in the ordinary course of business consistent with past practice, including making all reasonable efforts to:

		(i)	maintain its business and assets;

		(ii)	maintain the insurance (or reinsurance) policies of the CGA Group and the Significant Interest Companies;

(iii)

other than as a result of retirement, redundancy, non- renewal of contracts or resignation in the ordinary course, keep available the services of its directors, officers and key employees for the operations of the CGA Group and the Significant Interest Companies;

(iv)

maintain and preserve their relationships with Government Agencies, customers, suppliers, licensors, licensees and others having business dealings with a member of the CGA Group and the Significant Interest Companies (including, using reasonable endeavours to obtain consents from Third Parties to any change of control provisions which B2Gold reasonably requests in contracts or arrangements to which a member of the CGA Group and the Significant Interest Companies is a party); and

		(v)	not enter into any lines of business or other activities in which members of the CGA Group and the Significant Interest Companies are not engaged as of the date of this agreement,

except:

(vi)	as may be required or contemplated by this agreement or to the Scheme; or

(vii)	as may be undertaken with the prior approval of B2Gold, such approval not to be unreasonably withheld or delayed.

(b)

Notwithstanding clause 6.1(a), the CGA Group must ensure that its Subsidiaries do not and must use reasonable endeavours (including, without limitation, where practicable and subject to applicable fiduciary duties by causing CGA’s nominees on the board of directors of the relevant Significant Interest Company to exercise any voting or other power they possess under applicable law and the relevant shareholders agreement in a manner consistent with this covenant) to ensure that the Significant Interest Companies do not:

(i)

other than as already provided for in the CGA budget (a copy of which has been provided to B2Gold), as disclosed in the CGA Disclosure Letter, and with respect to the payment of bonuses for the financial year ending 30 June 2012, increase the remuneration of or pay any bonus (excluding sales commission under existing sales commission arrangements) or issue any securities or options to, or otherwise vary the employment agreements with, any of its directors or any employees with an existing annual total fixed remuneration greater than A$100,000 (Senior Executive);

(ii)	accelerate the rights of any of its directors or Senior Executives to benefits of any kind;

(iii)

pay a director or Senior Executive a termination payment, other than as provided for in an existing employment contract in place as at the date of this agreement and a copy of which has previously been disclosed to B2Gold;

(iv)

enter into any enterprise bargaining agreement or industrial instrument or long term supply agreement with a term of more than 12 months other than in the ordinary course of business or pursuant to contractual arrangements in effect on the date of this agreement and which have been disclosed in writing to B2Gold prior to the date of this agreement;

(v)	give or agree to give a financial benefit to a related party of CGA other than in accordance with the exceptions set out in Chapter 2E of the Corporations Act;

(vi)	amend in any material respect any arrangement with its Financial Advisors in respect of the transactions contemplated by this agreement;

(vii)	enter into any new financing arrangements in excess of $5,000,000 in aggregate;

(viii)	except pursuant to an agreement with an adviser that was entered into prior to the date hereof, pay any fee to any adviser where such fee is contingent on completion of the Transaction;

(ix)	take any action that would be reasonably expected to give rise to a Prescribed Occurrence;

(x)	modify the rules of any option plan in respect of, or the terms of issue of, the CGA Options;

(xi)	take any action:

	(A)	in respect of its information technology systems which would have a material adverse impact on those systems; or

	(B)	in respect of its distribution and logistics arrangements which would have a material adverse impact on those arrangements;

(xii)

other than with respect to matters set forth in the Disclosure Letter, satisfy or settle any material Claim, dispute, liability or obligation, except such as have been included in the CGA Financial Statements or which constitutes a Claim between CGA and the CGA Group;

(xiii)	grant any waiver, exercise any option or relinquish any material contractual rights; or

(xiv)	enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments; or

(xv)	agree to do any of the matters set out above,

except:

(xvi)	with the prior written consent of B2Gold; or

(xvii)	as required by law or under this agreement or the Scheme.

6.2	Transaction implementation and access to information

	(a)	From the date of this agreement until the Implementation Date:

		(i)	CGA must:

(A)

provide B2Gold with reasonable access to such officers, documents, records and other information (provided that, with respect to the Significant Interest Companies, the provision of access or information, as the case may be, is subject to restrictions under applicable law and the prior consent of the relevant Significant Interest Company which the CGA undertakes to promptly apply for following B2Gold's request) which B2Gold or its Related Entities reasonably require for the purposes of:

				(I)	understanding the CGA Group’s financial position, prospects and affairs including its cash flow and working capital position;

				(II)	implementation of the Scheme; and

				(III)	preparing for carrying on the business of the CGA Group following implementation of the Scheme; and

(B)	without limiting clause 6.2(a)(i)(A), provide B2Gold with:

	(I)	monthly management reports; and

	(II)	details of any material agreements that are proposed to be entered into during that period.

(ii)	B2Gold must:

	(A)	provide CGA with reasonable access to such officers, documents, records and other information which CGA or its Related Entities reasonably require for the purposes of:

		(I)	understanding the B2Gold Group’s financial position, prospects and affairs including its cash flow and working capital position; and

		(II)	implementation of the Scheme.

(b)	The rights and obligations of the parties under this clause 6.2 are subject to the terms of the Confidentiality Agreement.

(c)

Nothing in this clause 6.2 requires CGA or B2Gold to act at the direction of the other. The business of each party and their Subsidiaries will continue to operate independently of the other until the Implementation Date.

6.3	Conduct of Business by B2Gold

(a)

From the date of this agreement until the Implementation Date, B2Gold must conduct its business, and must cause its Subsidiaries to conduct their respective businesses, in the ordinary course of business consistent with past practice, including making all reasonable efforts to:

		(i)	maintain its business and assets;

		(ii)	maintain the insurance (or reinsurance) policies of B2Gold;

		(iii)	maintain and preserve their relationships with Government Agencies, customers, suppliers, licensors, licensees and others having business dealings with B2Gold; and

		(iv)	not enter into any lines of business or other activities in which B2Gold is not engaged as of the date of this agreement,

except:

(v)	as may be required or contemplated by this agreement or to the Scheme; or

(vi)	as may be undertaken with the prior approval of CGA, such approval not to be unreasonably withheld or delayed.

7	REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS

7.1	B2Gold’s representations and warranties

B2Gold represents and warrants to CGA each of the B2Gold Representations and Warranties.

7.2	Qualifications on B2Gold Warranties

The B2Gold Representations and Warranties under clause 7.1 and Schedule 3 are subject to matters that have been fully and fairly disclosed in:

(a) B2Gold’s public filings on SEDAR prior to entry into this agreement; and

(b) the B2Gold Disclosure Letter.

7.3	CGA’s representations and warranties

CGA represents and warrants to B2Gold each of the CGA Representations and Warranties.

7.4	Qualifications on CGA Warranties

The CGA Representations and Warranties under 7.3 and Schedule 3 are subject to matters that have been fully and fairly disclosed in:

(a)	CGA’s public filings on SEDAR and the ASX prior to the entry into this agreement; and

(b)	the CGA Disclosure Letter.

7.5	No Survival of representations

Each representation and warranty referred to in clauses 7.1 and 7.3 merges on termination of the Agreement or completion of the Scheme.

7.6	Timing of representation and warranties

Each representation and warranty made or given under clauses 7.1 or 7.3 is given:

(a) at the date of this agreement; and

(b) at 8.00am on the Second Court Date; or

where expressed to be given at a particular time, at that time.

7.7	Liability of directors and officers

(a)

Each party agrees that it will release its rights against, and will not make any claim against, any past or present director or employee of the other in relation to information provided to it or in relation to its entry into this agreement to the extent that the past or present director or employee has acted in good faith.

(b) Each party holds the releases in clause 7.7(a) in respect of its directors and employees as trustee for its past and present directors and employees.

(c)

B2Gold must procure that each member of the CGA Group, and use its reasonable commercial endeavours to procure that each of the Significant Interest Companies, preserve the indemnities and other rights under the deeds of indemnity, access and insurance made by them in favour of their respective directors and officers from time to time, and in particular, must not take any action which would prejudice or adversely affect any directors' and officers' run- off insurance cover taken out prior to the Implementation Date.

8	TERMINATION RIGHTS

8.1	Termination events

Without limiting any other provision of this agreement:

(a) either party (non-defaulting party) may terminate this agreement by notice in writing to the other party:

(i) if the Sunset Date has passed before the Transaction has been implemented (other than as a result of a breach by the terminating party of its obligations under this agreement);

(ii) if each of the following has occurred:

(A)

the other party (defaulting party) is in breach of a material provision of this agreement (other than for breach of a representation or warranty in clauses 1 or 2 of Schedule 3) at any time prior to 8.00am on the Second Court Date;

(B)	the non-defaulting party has given notice to the defaulting party setting out the relevant circumstances of the breach and stating an intention to terminate the agreement; and

(C)	the relevant circumstances have continued to exist five Business Days (or any shorter period ending at 8.00am on the Second Court Date) from the time the notice in clause 8.1(a)(ii)(B) is given;

(iii)	if the required majorities of CGA Shareholders do not approve the Scheme at the Scheme Meeting;

(iv)	if the required majority of B2Gold Shareholders do not approve the B2Gold Resolutions;

(v)

if a Court or other Regulatory Authority has issued an order, decree or ruling or taken other action that permanently restrains or prohibits the Transaction and that order, decree, ruling or other action has become final and cannot be appealed; or

(vi)	in accordance with clause 3.8(b); or

(b)	B2Gold may terminate this agreement by notice in writing to CGA if:

	(i)	at any time prior to the Second Court Date, CGA breaches any representation or warranty in clause 1 of Schedule 3 and:

		(A)	the breach:

			(I)	cannot be remedied by subsequent action on the part of CGA before 8.00am on the Second Court Date; and

(II)

was of a kind that, had it been disclosed to B2Gold prior to its entry into this agreement, could reasonably be expected to have resulted in B2Gold either not entering into this agreement or entering into it on materially different terms; or

		(B)	the breach amounts to, results in, or discloses anything, that could reasonably be expected to amount to a CGA Material Adverse Event;

(ii)

at any time before 8:00am on the Second Court Date, a CGA Director fails to recommend the Scheme or the Transaction or makes or withdraws his recommendation that CGA Shareholders vote in favour of the Scheme or makes a public statement indicating that he or she no longer supports the Scheme;

	(iii)	a CGA Prescribed Occurrence occurs prior to 8:00am on the Second Court Date;

	(iv)	the B2Gold Reimbursement Fee Amount is payable by B2Gold and has been paid in full to CGA;

(v)	at any time before 8:00am on the Second Court Date, the CGA Board recommends a Superior Offer for CGA; or

(vi)

a Competing Proposal for CGA is announced, made, or becomes open for acceptance and, pursuant to that Competing Proposal for CGA, the bidder for CGA acquires voting power (within the meaning of section 610 of the Corporations Act) of 50% or more of CGA and that Competing Proposal for CGA is (or has become) free from any defeating conditions.

(c)	CGA may terminate this agreement by notice in writing to B2Gold if:

	(i)	at any time prior to the Second Court Date, B2Gold breaches any representation or warranty in clause 2 of Schedule 3 and:

		(A)	the breach:

			1.	cannot be remedied by subsequent action on the part of B2Gold before 8.00am on the Second Court Date; and

2.

was of a kind that, had it been disclosed to CGA prior to its entry into this agreement, could reasonably be expected to have resulted in CGA either not entering into this agreement or entering into it on materially different terms; or

		(B)	the breach amounts to, results in, or discloses anything, that could reasonably be expected to amount to a B2Gold Material Adverse Event;

(ii)	at any time prior to the date of the Scheme Meeting, a majority of the CGA Directors have changed, withdrawn or modified their recommendation in accordance with clause 5.6(a)(ii)(B);

(iii)

a B2Gold Director fails to recommend the B2Gold Resolutions or the Transaction or makes or withdraws his recommendation that B2Gold Shareholders vote in favour of the B2Gold Resolutions or makes a public statement indicating that he or she no longer supports the B2Gold Resolutions or the Transaction;

(iv)	in order to permit the CGA Board to recommend a Superior Offer; or

(v)	a B2Gold Prescribed Occurrence occurs prior to 8:00am on the Second Court Date.

8.2	Notice of breach

Each party must give notice to the other as soon as practicable after it becomes aware of a breach by it of this agreement (including in respect of any representation or warranty).

8.3	Termination right

(a) Any right to terminate this agreement under clauses 8.1(a), 8.1(b) or 8.1(c) that arises before the Second Court Date ceases at 8.00am on the Second Court Date.

(b)	Subject to clause 8.3(a), any right to terminate this agreement ceases when the Scheme becomes Effective.

8.4	Effect of termination

If a party terminates this agreement, each party will be released from all further obligations under this agreement other than under clauses 1, 3.8(c), 9, 11, 12, 13 and 14.

9	PUBLIC ANNOUNCEMENTS

9.1	Announcement of transaction

Immediately after the execution of this agreement, CGA and B2Gold must issue public announcements in a form agreed to in writing between them, each party acting reasonably.

The CGA announcement must include a unanimous recommendation by the CGA Board to CGA Shareholders that, in the absence of a Superior Offer and subject to any negative conclusion in the Independent Expert’s Report, CGA Shareholders vote in favour of the Scheme and that all the members of the CGA Board will vote (or will procure the voting of) all CGA Shares held by or on behalf of a member of the CGA Board in favour of the Scheme.

The B2Gold announcement must include a unanimous recommendation by the B2Gold Board to the B2Gold Shareholders that B2Gold Shareholders vote in favour of the B2Gold Resolutions and that all the respective members of the B2Gold Board will vote (or will procure the voting of) all B2Gold Shares held by or on behalf of a member of the B2Gold Board in favour of the B2Gold Resolutions.

9.2	Public announcements

(a)

Subject to clause 9.2(b), no public announcement or disclosure in relation to the Transaction or any subject matter thereof, or any other transaction the subject of this agreement or the Scheme (including any staff or client announcements or presentations) may be made other than in a form approved by each party (acting reasonably), but each party must use all reasonable efforts to provide such approval as soon as practicable.

(b)

Where a party is required by law and/or the Listing Rules, the listing rules of the TSX or pursuant to Canadian securities laws to make any announcement or make any disclosure in relation to the Transaction or any other transaction the subject of this agreement or the Scheme, it may do so only after it has given as much notice as possible to, and has consulted (to the fullest extent reasonable in the circumstances) with the other party prior to making the relevant disclosure.

(c)	B2Gold and CGA agree to consult with each other in advance in relation to:

(i)	overall communication plans;

(ii)	approaches to CGA Shareholders and B2Gold Shareholders;

(iii)	approaches to the media; and

(iv)	written presentations,

including to provide each other a reasonable advance opportunity to comment, to ensure that the information used in clauses (i) to (iv) above is consistent with the information in the Scheme Booklet.

9.3	Statements on termination

The parties must act in good faith and use all reasonable endeavours to issue agreed statements in respect of any termination of this agreement and, to that end but without limitation, clause 9.2 applies to any such statements or disclosures.

10	EXCLUSIVITY

10.1	No-shop

During the Exclusivity Period, CGA must ensure that none of it, its Subsidiaries, and use its reasonable commercial endeavours to ensure that none of the Significant Interest Companies, or any of its or their Representatives directly or indirectly:

	(a)	solicits, invites, facilitates, encourages or initiates any enquiries, negotiations, discussions or proposals;

	(b)	subject to clause 10.7, provides or makes available any information (including by way of providing information and access to perform due diligence on the CGA Group);

	(c)	subject to clause 10.7, enter into any agreement, arrangement or understanding (whether or not in writing and whether or not legally binding); or

	(d)	communicates any intention to do any of these things,

in relation to, or which may reasonably be expected to lead to, a Competing Proposal.

10.2	No-talk

During the Exclusivity Period, but subject to clause 10.7, CGA must ensure that none of it, its Subsidiaries, and use its reasonable commercial endeavours to ensure that none of the Significant Interest Companies, or any of its or their Representatives directly or indirectly:

(a)	initiates, negotiates or enters into or participates in negotiations or discussions with any person; or

(b)	communicates any intention to do any of these things,

in relation to, or which may reasonably be expected to lead to:

(c)

a Competing Proposal, even if that person's Competing Proposal was not directly or indirectly solicited, encouraged or initiated by CGA or any of its Representatives or the person has publicly announced the Competing Proposal; or

(d)	the Transaction not completing.

10.3	Due diligence information

During the Exclusivity Period, CGA must ensure that none of it, its Subsidiaries, and use its reasonable commercial endeavours to ensure that none of the Significant Interest Companies, or any of its or their Representatives in relation to a Competing Proposal:

(a)

solicits, invites, initiates, encourages, or subject to clause 10.7, facilitates any party other than B2Gold to undertake due diligence investigations on the CGA Group or the Significant Interest Companies or their respective businesses and operations; or

(b)

subject to clause 10.7, makes available to any other person or permits any other person to receive (in the course of due diligence investigations or otherwise) any non- public information relating to CGA, any member of the CGA Group or the Significant Interest Companies or their respective businesses and operations.

10.4	Notification of approaches

	(a)	During the Exclusivity Period, CGA must promptly, notify B2Gold in writing if it, its Subsidiaries, the Significant Interest Companies or any of its or their Representatives becomes aware of:

(i)

any approach, inquiry or proposal made to, and any attempt or any intention on the part of any person to initiate or continue any negotiations or discussions with CGA or any of its Representatives with respect to, or that could reasonably be expected to lead to, any Competing Proposal, whether unsolicited or otherwise;

(ii)

any proposal whether written or otherwise made to CGA, its Representatives or any of its subsidiaries or their Representatives, in connection with a Competing Proposal or a proposed or potential Competing Proposal, whether unsolicited or otherwise (which, for the avoidance of doubt, will not require notification of any details of the party making the proposal, the terms of the proposal or any updates to the proposal);

(iii)

any request for information relating to CGA or any member of the CGA Group or any of their businesses or operations or any request for access to the books or records of CGA or any member of the CGA Group, which CGA has reasonable grounds to suspect may relate to a current or future Competing Proposal;

(iv)

any intention by CGA or any of its Representatives to provide any information relating to CGA, any member of the CGA Group or any of their businesses or operations to any person in connection with or for the purposes of a current or future Competing Proposal in reliance on clause 10.7;

		(v)	any action by CGA or any of its Representatives, or any intention of CGA or any of its Representatives to take any action, in reliance on clause 10.7 (including under clause 10.4(a)(iv)); or

		(vi)	any breach of this clause 10.4.

	(b)	A notice given under this clause 10.4 must be accompanied by all material details of the relevant event, including:

(ii)

the identity of the person or persons taking any action referred to in clause 10.4(a)(i) or 10.4(a)(ii) or on whose behalf any such action was taken or any person to whom CGA intends to provide information under clause 10.4(a)(iii) (Third Party Bidder);

(iii)	the terms and conditions of any Competing Proposal or any proposed Competing Proposal (to the extent known); and

(iv)	the circumstances in which any information is provided to the Third Party Bidder.

10.5	Access to information

(a)

Where, in reliance on clause 10.7, and subject to applicable law, the CGA Group or any member of the CGA Group or any of the Significant Interest Companies or any of their Representatives proposes to provide any information relating to the CGA Group or the Significant Interest Companies to any person in connection with or for the purposes of a current or future Competing Proposal, it must, to the extent that B2Gold has not previously been provided with the information, provide B2Gold with a complete copy of that information at the same time as it is provided to the third party.

	(b)	Nothing in this clause 10 prevents CGA or the Significant Interest Companies or any of their Representatives from:

		(i)	providing information to its Representatives;

		(ii)	providing information required to be provided by law, a Court or any Regulatory Authority; or

		(iii)	making presentations to or engaging with shareholders, brokers, portfolio investors and analysts in the ordinary and usual course of business.

10.6	CGA's response to Third Party Bidder and B2Gold's right to respond

(a)

If CGA is permitted by virtue of clause 10.7 to engage in activity that would otherwise breach clauses 10.2 and 10.3(b), CGA must enter into a confidentiality agreement with the Third Party Bidder which is on terms no less onerous to the Third Party Bidder than the Confidentiality Agreement is to B2Gold.

(b)

Without prejudice to B2Gold's rights under this clause 10, if at any time during the Exclusivity Period any CGA Director wishes to approve or recommend entry into any agreement, commitment, arrangement or understanding relating to a Competing Proposal (other than a confidentiality agreement contemplated by clause 10.6(a)), CGA must ensure that he or she does not do so:

(i)

unless the Competing Proposal is bona fide and, assuming that the Competing Proposal is implemented, it would mean a person (other than B2Gold) would directly or indirectly acquire 100% of the CGA Group or all of CGA’s interests in the Significant Interest Companies; and

		(ii)	until each of the following has occurred:

			(A)	the CGA Directors have made the determination contemplated by clause 10.7(b)(ii) in respect of that Competing Proposal;

(B)

CGA has given B2Gold notice in writing of its intention to enter into an agreement, commitment, arrangement or understanding relating to that Competing Proposal, subject to B2Gold's rights under clause 10.6(c);

(C)	B2Gold's rights under clause 10.6(c) have been exhausted;

(D)

the CGA Directors have made the determination contemplated by clause 10.7(b)(ii) in respect of that Competing Proposal after B2Gold's rights under clause 10.6(c) have been exhausted and after evaluation of any Counterproposal; and

(E)	that Competing Proposal has been publicly announced by that person.

(c)	If CGA gives notice to B2Gold under clause 10.6(b)(ii)(B), B2Gold will have the right, but not the obligation, at any time during the period of 5 Business Days following receipt of the notice, to:

	(i)	offer to amend the terms of the Scheme;

	(ii)	make a takeover bid for CGA; or

	(iii)	propose any other form of transaction,

(each a Counterproposal), and if it does so then CGA and the CGA Directors must review the Counterproposal in good faith. If the Counterproposal would be more favourable to CGA and CGA Shareholders than the Competing Proposal (having regard to the matters noted in clause 10.7(b)(ii)), then:

	(iv)	if the Counterproposal contemplates an amendment to the Scheme – the parties must enter into an amended agreement in relation to the Scheme reflecting the Counterproposal; or

(v)

if the Counterproposal contemplates any other form of transaction – CGA must announce promptly to the market that the CGA Directors unanimously recommend the Counterproposal, and the parties must pursue implementation of the Counterproposal in good faith.

(d)	Where at any time before the Scheme Meeting, a Counterproposal is received in accordance with clause 10.6(c) then, subject to applicable laws, at B2Gold’s request, CGA will:

(i)

apply to the Court for an order adjourning the Scheme Meeting to a date acceptable to B2Gold, acting reasonably, which (where the Counterproposal involves a revision to the terms of the Scheme) must not be later than 10 Business Days after the scheduled date of the Scheme Meeting; and

(ii)

if B2Gold and CGA amend the terms of this agreement pursuant to clause 10.6(c)(iv) or the CGA Directors unanimously recommend the Counterproposal under clause 10.6(c)(v) the parties must ensure that the details of such amended agreement or recommended Counterproposal are communicated to the CGA Shareholders as soon as practicable and in any event before the resumption of the adjourned Scheme Meeting.

(e)

For the purposes of this clause 10.6, each successive modification of any third party expression of interest, offer or proposal in relation to a Competing Proposal will constitute a new Competing Proposal.

10.7	Fiduciary and other carve- out

The restrictions in clauses 10.2 and 10.3 do not apply to the extent that:

(a) in response to an approach by a third party, CGA writes to that third party in the following terms (but does not otherwise breach this clause 10):

“Under the scheme implementation agreement signed by CGA and B2Gold, CGA can only participate in negotiations or discussions with you, or make information available to you, if you propose a competing transaction that meets certain criteria and the CGA Directors determine in good faith and acting reasonably, after taking advice, that failing to respond to a bona fide competing transaction would be likely to be inconsistent with their fiduciary or statutory obligations. For further information, we refer you to the announcement made by CGA and B2Gold on [insert date].”; or

(b)

they restrict CGA or the CGA Directors from taking or refusing to take any action with respect to a Competing Proposal (in relation to which there has been no contravention of this clause 10) provided:

	(i)	the Competing Proposal is bona fide and is made in writing by or on behalf of a person that each of the CGA Directors consider is of reputable commercial standing; and

	(ii)	the CGA Directors have determined in good faith and acting reasonably:

		(A)	the Competing Proposal is a Superior Offer, and

		(B)	after having received advice from its external legal adviser practising in the area of corporate law,

that failing to respond to such a bona fide Competing Proposal would likely be inconsistent with the CGA Directors' fiduciary duties or statutory obligations.

10.8	No current discussions

CGA represents and warrants to B2Gold that, as at the date of this agreement, neither it nor any of its Representatives:

(a) is participating, directly or indirectly, in any discussions or negotiations with a third party that concern, or that could reasonably be expected to lead to, a Competing Proposal for that party; or

(b)

is a party to any agreement, arrangement or understanding with a third party in relation to a Competing Proposal for it or a possible Competing Proposal that would prevent it entering into this agreement or complying with its obligations under this agreement.

10.9	Legal advice

CGA represents and warrants that:

(a)	prior to entering into this agreement it has received legal advice on this agreement and the operation of this clause 10; and

(b)

it and the CGA Board consider this clause 10 to be fair and reasonable and that it is appropriate to agree to the terms in this clause 10 in order to secure the significant benefits to it, and CGA Shareholders, resulting from the Transaction.

11	REIMBURSEMENT FEES

11.1	B2Gold

	(a)	B2Gold Declaration

B2Gold represents and warrants to CGA that it would not have entered into this agreement without the benefit of this clause 11.1 and it would not have entered into and continued the negotiations and conducted due diligence into CGA leading up to this agreement unless B2Gold had a reasonable expectation that CGA would agree to enter into a clause of this kind.

	(b)	Acknowledgments

		(i)	CGA acknowledges that B2Gold has incurred:

			(A)	significant external advisory costs;

			(B)	out of pocket expenses including air fares and hotel accommodation;

			(C)	commitment fees and other financing costs; and

			(D)	reasonable opportunity costs incurred by B2Gold in pursuing the Transaction or in not pursuing other alternative acquisitions or strategic initiatives,

in relation to the Transaction and will incur further costs if the Transaction is not successful (B2Gold Costs).

		(ii)	CGA represents and warrants that:

			(A)	Prior to entering into this agreement it has received legal advice on this agreement and the operation of this clause 11.1; and

(B)

it and the CGA Board considers this clause to be fair and reasonable and that it is appropriate to agree to the terms in this clause 11.1 in order to secure the significant benefits to it, and CGA Shareholders, resulting from the Transaction.

	(c)	Agreement on B2Gold Costs

The parties acknowledge that the amount of the B2Gold Costs is inherently unascertainable and that, even after termination of this agreement, the B2Gold Costs will not be able to be accurately ascertained. As a genuine and reasonable pre- estimate of the costs that B2Gold will suffer if the Transaction does not proceed, the parties agree that, for the purposes of this clause 11.1, the B2Gold Costs will be equal to the amount of the CGA Reimbursement Fee Amount (it being acknowledged by the parties that the B2Gold Costs would most likely be significantly in excess of this amount).

(d)	Reimbursement of B2Gold Costs

	(i)	CGA agrees to pay to B2Gold the CGA Reimbursement Fee Amount if at any time after execution of this agreement, any of the following events occur:

(A)	the CGA Board fails to unanimously recommend, or recommends against, qualifies their support of or withdraws its recommendation or approval of, the Transaction, in each case other than as a result of:

	(I)	the Independent Expert opining that the Scheme is not in the best interests of CGA Shareholders; or

	(II)	the fact that a B2Gold Material Adverse Event has occurred and is continuing;

(B)	any CGA Director recommends or promotes a Competing Proposal, including for greater certainty, making any determination under clause 10.6(b);

(C)

the Court fails (taking into account all appeals) to approve the Scheme for the purposes of section 411(1)(b) of the Corporations Act as a result of a material non-compliance by CGA with any of its obligations under this agreement;

(D)	the Effective Date of the Scheme has not occurred prior to the Sunset Date as a consequence of:

	(I)	non- compliance by CGA with any of its obligations under this agreement; or

	(II)	without limiting clause 11.1(d)(i)(D)(I), the Scheme Meeting not being held in a reasonably expeditious manner due to CGA delaying the Scheme Meeting as a result of a Competing Proposal;

(E)

a Competing Proposal is announced before the date of the Scheme Meeting, the Scheme is not approved by the CGA Shareholders at the Scheme Meeting and, as contemplated by the Competing Proposal, a third party acquires voting power (within the meaning of section 610 of the Corporations Act) of 50% or more of CGA within twelve months of the Competing Proposal being announced; or

(F)	B2Gold terminates this agreement under clause 8.1(a)(ii) or 8.1(b)(i).

(ii)

The payment of the CGA Reimbursement Fee Amount to B2Gold provided for in this clause 11.1(d) must be made within five Business Days of receipt of a written demand for payment by B2Gold. The demand may only be made after the occurrence of an event referred to in clause 11.1(d)(i) and termination of this agreement.

11.2	CGA

	(a)	CGA Declaration

CGA represents and warrants to B2Gold that it would not have entered into this agreement without the benefit of this clause 11.2 and it would not have entered into and continued the negotiations and conducted due diligence into B2Gold leading up to this agreement unless CGA had a reasonable expectation that B2Gold would agree to enter into a clause of this kind.

	(b)	Acknowledgments

		(i)	B2Gold acknowledges that CGA has incurred:

			(A)	significant external advisory costs;

			(B)	out of pocket expenses including air fares and hotel accommodation; and

			(C)	reasonable opportunity costs incurred by CGA in pursuing the Transaction or in not pursuing other alternative strategic initiatives,

in relation to the Transaction and will incur further costs if the Transaction is not successful (CGA Costs).

(ii)	B2Gold represents and warrants that:

(A)	it has received legal advice on this agreement and the operation of this clause 11.2;

(B)	it has clear documentary evidence supporting the B2Gold Board’s detailed consideration of this agreement and this clause 11.2 in particular; and

(C)

it and the B2Gold Board considers this clause to be fair and reasonable and that it is appropriate to agree to the terms in this clause 11.2 in order to secure the significant benefits to it, and B2Gold Shareholders, resulting from the Transaction.

(c)	Agreement on CGA Costs

The parties acknowledge that the amount of the CGA Costs is inherently unascertainable and that, even after termination of this agreement, the CGA Costs will not be able to be accurately ascertained. As a genuine and reasonable pre-estimate of the costs that CGA will suffer if the Transaction does not proceed, the parties agree that, for the purposes of this clause 11.2, the CGA Costs will be equal to the amount of the B2Gold Reimbursement Fee Amount (it being acknowledged by the parties that the CGA Costs would most likely be significantly in excess of this amount).

(d)	Reimbursement of CGA Costs

(i) B2Gold agrees to pay to CGA the B2Gold Reimbursement Fee Amount if at any time after execution of this agreement, any of the following events occur:

(A)

the B2Gold Board fails to unanimously recommend, or recommends against, qualifies their support of or withdraws its recommendation or approval of, the B2Gold Resolutions, in each case other than as a result of the fact that a CGA Material Adverse Event has occurred and is continuing;

(B)

the Court fails (taking into account all appeals) to approve the Scheme for the purposes of section 411(1)(b) of the Corporations Act as a result of a material non- compliance by B2Gold with any of its obligations under this agreement;

(C)	the Effective Date of the Scheme has not occurred prior to the Sunset Date as a consequence of non-compliance by B2Gold with any of its obligations under this agreement;

(D)

a proposal or offer in respect of B2Gold is announced before the date of the B2Gold Shareholders Meeting, the B2Gold Shareholders do not approve the B2Gold Resolutions at the B2Gold Shareholders Meeting and, as contemplated by the proposal, a third party acquires voting power (within the meaning of section 610 of the Corporations Act) of 50% or more of B2Gold within twelve months of the proposal being announced; and

(E)	CGA terminates this agreement under clause 8.1(a)(ii) or 8.1(c)(i).

(ii)

The payment of the B2Gold Reimbursement Fee Amount to CGA provided for in this clause 11.2(d) must be made within five Business Days of receipt of a written demand for payment by CGA. The demand may only be made after the occurrence of an event referred to in clause 11.2(d)(i) and termination of this agreement.

(e)	No amounts payable

	(i)	Notwithstanding the occurrence of any event in 11.1(d) or 11.2(d), no B2Gold Reimbursement Fee or CGA Reimbursement Fee is payable once the Scheme becomes Effective.

	(ii)	No CGA Reimbursement Fee is payable by B2Gold if the B2Gold Shareholders do not approve the B2Gold Resolutions.

	(iii)	No B2Gold Reimbursement Fee is payable by CGA if the CGA Shareholders do not approve the Scheme.

(f)	Compliance with law

	(i)	If a court or the Takeovers Panel determines that any part of the B2Gold Reimbursement Fee or CGA Reimbursement Fee:

		(A)	constitutes or would, if performed, constitute:

			(I)	a breach of the fiduciary or statutory duties of the CGA Board or B2Gold Board, as appropriate; or

			(II)	unacceptable circumstances within the meaning of the Corporations Act; or

(B)	is unenforceable or would, if paid, be unlawful for any reason,

then CGA or B2Gold (as appropriate) will not be obliged to pay such part of the B2Gold Reimbursement Fee or CGA Reimbursement Fee and, if such fee has already been paid, then the relevant part or parties must within 5 Business Days after receiving written demand from the other party or parties refund that part of the B2Gold Reimbursement Fee or CGA Reimbursement Fee.

(ii)

If in Takeovers Panel proceedings described in clause 11.2(f)(i), the Takeovers Panel indicates to a party that in the absence of a written undertaking pursuant to section 201A of the Australian Securities and Investments Commission Act 2001 (Cth) it will make a declaration of unacceptable circumstances, each of the parties (as the case may be) may give that undertaking on their own behalf and must give reasonable consideration to giving that undertaking if requested by the other parties. Where such undertakings are given, this clause 11 will operate in a manner consistent with the terms of such undertakings.

11.3	Claims

For greater certainty, each party agrees that, upon termination of this agreement under circumstances where CGA or B2Gold is entitled to a CGA Reimbursement Fee Amount or a B2Gold Reimbursement Fee Amount, as applicable, and such fee is paid in full, CGA or B2Gold, as the case may be, shall be precluded from any other remedy against the other party at law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against the other party or any of its Subsidiaries or any of the respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this agreement or the transactions contemplated hereby, provided, however that a payment by a party of a fee shall not be in lieu of any damages or any other payment or remedy available in the event of any wilful or intentional breach by such party of any of its obligations under this agreement.

12	GST

12.1	Interpretation

In this clause 12 and the rest of this agreement, a word or expression defined in the A New Tax System (Goods and Services Tax) Act 1999 (Cth) has the meaning given to it in that Act.

12.2	GST exclusive

(a) Any consideration or amount payable under this agreement, including any non- monetary consideration (as reduced in accordance with clause 12.2(e) if required) (Consideration) is exclusive of GST.

(b)

If GST is or becomes payable on a Supply made under or in connection with this agreement, an additional amount (Additional Amount) is payable by the party providing consideration for the Supply (Recipient) equal to the amount of GST payable on that Supply as calculated by the party making the Supply (Supplier) in accordance with the GST Law.

(c)

The additional amount payable under clause 12.2(b) is payable at the same time and in the same manner as the consideration for the supply, subject to the provision of a valid Tax Invoice at or before that time. If a valid Tax Invoice is not provided at or before that time then the Additional Amount is only payable on receipt of a valid Tax Invoice.

(d)

If for any reason (including the occurrence of an Adjustment Event) the amount of GST payable on a Supply (taking into account any Decreasing or Increasing Adjustments in relation to the Supply) varies from the Additional Amount payable by the Recipient under clause 12.2(b):

	(i)	the Supplier must provide a refund or credit to the Recipient, or the Recipient must pay a further amount to the Supplier, as appropriate;

	(ii)	the refund, credit or further amount (as the case may be) will be calculated by the Supplier in accordance with the GST Law; and

(iii)

the Supplier must notify the Recipient of the refund, credit or further amount within 14 days after becoming aware of the variation to the amount of GST payable. Any refund or credit must accompany such notification or the Recipient must pay any further amount within 7 days after receiving such notification, as appropriate. If there is an Adjustment Event in relation to the Supply, the requirement for the Supplier to notify the Recipient will be satisfied by the Supplier issuing to the Recipient an Adjustment Note within 14 days after becoming aware of the occurrence of the Adjustment Event.

(e)	Despite any other provision in this agreement:

(i)

if an amount payable under or in connection with this agreement (whether by way of reimbursement, indemnity or otherwise) is calculated by reference to an amount incurred by a party, whether by way of cost, expense, outlay, disbursement or otherwise (Amount Incurred), the amount payable must be reduced by the amount of any Input Tax Credit to which that party is entitled in respect of that Amount Incurred; and

	(ii)	no Additional Amount is payable under clause 12.2(b) in respect of a Supply to which section 84- 5 of the GST Act applies.

(f)

Any reference in this clause to an Input Tax Credit to which a party is entitled includes an Input Tax Credit arising from a Creditable Acquisition by that party and to which the Representative Member of a GST Group of which the party is a member is entitled.

13	NOTICES

13.1	Service of notices

A notice, demand, consent, approval or communication under this agreement (Notice) must be:

(a)	in writing and in English directed to the recipient's address for notices specified in the Details, as varied by any Notice; and

(b)	hand delivered or sent by facsimile to that address.

13.2	Effective on receipt

A Notice given in accordance with clause 13.1 takes effect when received (or at a later time specified in it), and is taken to be received:

(a)	if hand delivered, on delivery; or

(b)

if sent by facsimile, when the sender's facsimile system generates a message confirming successful transmission of the entire Notice unless, within eight hours after the transmission, the recipient informs the sender that it has not received the entire Notice, but if the delivery or transmission under clause 13.2(a) or 13.2(b) is not on a Business Day or after 5.00pm on a Business Day, the Notice is taken to be received at 9.00am on the Business Day after that delivery, receipt or transmission.

14	GENERAL

14.1	Alterations

This agreement may be altered only in writing signed by each party.

14.2	Approvals and consents

Except where this agreement expressly states otherwise, a party may, in its discretion, give conditionally or unconditionally or withhold any approval or consent under this agreement.

14.3	Assignment

A party may only assign this agreement or a right under this agreement with the prior written consent of each other party.

14.4	Entire agreement

This agreement and the Confidentiality Agreement contain the entire agreement between the parties as at the date of this agreement with respect to their subject matter and supersede all prior agreements and understandings between the parties in connection with them.

14.5	Costs and stamp duty

(a)

Except as otherwise provided in this agreement, each party must pay its own costs of negotiating, preparing, executing and performing this agreement and the Scheme Booklet and the proposed, attempted or actual implementation of this agreement and the Scheme.

(b)	Any stamp duty payable on the transfer of CGA Shares to B2Gold under the Scheme must be paid by B2Gold.

14.6	Counterparts

This agreement may be executed in counterparts. All executed counterparts constitute one document.

14.7	Merger

The rights and obligations of the parties under this agreement merge on completion of any transaction contemplated by this agreement.

14.8	Severability

A term or part of a term of this agreement that is illegal or unenforceable may be severed from this agreement and the remaining terms or part of a term of this agreement continue in force.

14.9	Waiver

A party does not waive a right, power or remedy if it fails to exercise or delays in exercising the right, power or remedy. A single or partial exercise by a party of a right, power or remedy does not prevent another or further exercise of that or another right, power or remedy. A waiver of a right, power or remedy must be in writing and signed by the party giving the waiver.

14.10	Relationship

Except where this agreement expressly states otherwise, this agreement does not create a relationship of employment, trust, agency or partnership between the parties.

14.11	No representation or reliance

Each party acknowledges that:

(a)

no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this agreement, except for representations or inducements expressly set out in this agreement;

(b)

it does not enter into this agreement in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this agreement; and

(c)	clauses 14.11(a) and 14.11(b) above do not prejudice any rights a party may have in relation to information which had been filed by the other party with ASIC or ASX.

14.12	Governing law and jurisdiction

This agreement is governed by the law of Western Australia and each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of Western Australia.

14.13	Specific performance

The parties acknowledge that monetary damages alone would not be adequate compensation for a breach by any party of an obligation under this agreement and that specific performance of that obligation is an appropriate remedy.

14.14	Effect of agreement

(a) This agreement supersedes any previous understandings or agreements between the parties concerning the subject matter of this agreement.

(b) Despite clause 14.14(a), the Confidentiality Agreement continues to apply to the parties in accordance with its terms.

14.15	Mutual further assurances

Each party must do all things necessary or expedient to be done by it in connection with the matters referred to in this agreement.

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SIGNING PAGE

Executed as an agreement on September 18, 2012.

Executed by CGA MINING LIMITED

Per:	(Signed) “Justine Magee”
Name: Justine Magee
Title: Director and Chief Financial Officer

Executed by B2GOLD CORP.

Per:	(Signed) “Clive Johnson”
Name: Clive Johnson
Title: President and Chief Executive Officer

SCHEDULE 1

[INTENTIONALLY DELETED]

SCHEDULE 2

SCHEME

Scheme of Arrangement made under section 411 of the Corporations Act 2001 (Cth)

Parties	CGA Mining Limited ACN 009 153 128 of Level 5, BGC Centre, The Esplanade, Perth WA 6000 ( CGA)

The holders of fully paid ordinary shares in the capital of CGA as at the Record Date

1	DEFINED TERMS & INTERPRETATION

1.1	Defined terms

In this Scheme, except where the context otherwise requires:

ASX means ASX Limited (ABN 98 008 624 691) or the Australian Securities Exchange, as appropriate.

B2Gold means B2Gold Corp., a company incorporated and existing under the laws of British Columbia, Canada, having its principal office at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1, Canada.

B2Gold Share means one fully paid common share issued in the capital of B2Gold.

B2Gold Register means the share register of B2Gold kept pursuant to applicable law in Canada.

Business Day means Monday to Friday inclusive except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day and any other day that the ASX or the TSX declares is not a business day.

Cancellation Consideration means the consideration to be provided by B2Gold to holders of CGA Options as provided in the Implementation Agreement.

CGA Options means an option to be issued a CGA Share.

CGA Share means a fully paid ordinary share issued in the capital of CGA.

CGA Shareholder means each person who is registered in the Register as the holder of CGA Shares.

Conditions Precedent means the conditions precedent set out in clause 3.1 of the Implementation Agreement.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Federal Court of Australia.

Deed Poll means the deed poll between CGA and B2Gold in the form of Schedule 4 of the Implementation Agreement.

Effective means, when used in relation to a Scheme, the order of the Court made under section 411(4)(b) in relation to the Scheme taking effect pursuant to section 411(10) of the Corporations Act.

Effective Date means the date on which the Scheme becomes Effective.

First Court Date means the first day on which an application made to the Court for an order under section 411(4)(a) of the Corporations Act convening the Scheme Meeting is heard.

Implementation Agreement means the Merger Implementation Agreement dated on or about September 19, 2012 between B2Gold and CGA.

Implementation Date means the fifth Business Day after the Record Date, or such other date agreed to in writing by the parties.

Ineligible Shareholder means a CGA Shareholder whose address shown in the Register is in a jurisdiction in which B2Gold determines, acting reasonably, does not permit the issue of the B2Gold Shares to that CGA Shareholder either unconditionally or after compliance with terms that B2Gold reasonably regards as acceptable and practical.

Nominee means the nominee appointed by CGA in accordance with the Implementation Agreement.

Record Date means 5.00pm on the fifth Business Day following the Effective Date, or such other date (after the Effective Date) as CGA and B2Gold may agree in writing.

Register means the share register of CGA kept pursuant to the Corporations Act.

Scheme means the scheme of arrangement pursuant to Part 5.1 of the Corporations Act proposed between CGA and the CGA Shareholders as set out in this document together with any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by B2Gold and CGA.

Scheme Consideration means the consideration to be provided to Scheme Participants under the terms of the Scheme.

Scheme Meeting means the meeting of CGA Shareholders convened by the Court in relation to the Scheme pursuant to section 411(1) of the Corporations Act and includes any adjournment of that meeting.

Scheme Participant means each person who is a CGA Shareholder as at 5:00pm on the Record Date (other than B2Gold).

Second Court Date means the first day on which an application made to the Court for an order pursuant to section 411(4)(b) of the Corporations Act approving the Scheme is heard or, if the application is adjourned or subject to appeal for any reason, the day on which the adjourned or appealed application is heard.

Sunset Date means February 28, 2013, or such later date as agreed to in writing between B2Gold and CGA.

Takes effect or taking effect means on and from the first time when an office copy of the Court order approving the Scheme pursuant to section 411(6) of the Corporations Act is lodged with ASIC pursuant to section 411(10) of the Corporations Act.

TSX means the Toronto Stock Exchange.

1.2	Interpretation

In this Scheme:

	(a)	the singular includes the plural and vice versa, and a gender includes other genders;

	(b)	another grammatical form of a defined word or expression has a corresponding meaning;

	(c)	a reference to a clause, paragraph, or schedule is to a clause or paragraph of, or schedule to, this agreement, and a reference to this agreement includes any schedule;

	(d)	a reference to a document or instrument includes the document or instrument as novated, altered, supplemented or replaced from time to time;

	(e)	a reference to A$, dollar or $ is to Australian currency;

	(f)	a reference to C$ is to the lawful currency of Canada;

	(g)	a reference to time is to Perth, Western Australia time, unless otherwise noted;

	(h)	a reference to a party is to a party to this agreement, and a reference to a party to a document includes the party's executors, administrators, successors and permitted assigns and substitutes;

	(i)	a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity;

	(j)	a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re enactments or replacements of any of them;

	(k)	a word or expression defined in the Corporations Act and not otherwise defined in this agreement has the meaning given to it in the Corporations Act;

	(l)	the meaning of general words is not limited by specific examples introduced by including, for example or similar expressions;

(m)

any agreement, representation, warranty or indemnity in favour of two or more parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally;

	(n)	a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this agreement or any part of it; and

	(o)	if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.

2	THE SCHEME

(a)	Subject to:

(i)	approval of the Scheme by the holders of the CGA Shares at a meeting of those holders convened by the Court pursuant to section 411(1) of the Corporations Act;

(ii)	approval of the Scheme by the Court pursuant to section 411(4)(b) of the Corporations Act;

(iii)	lodgement with ASIC of an office copy of the order of the Court approving the Scheme pursuant to section 411(10) of the Corporations Act;

(iv)

all of the Conditions Precedent being satisfied or waived (other than those Conditions Precedent that cannot be waived) in accordance with the Implementation Agreement by the times set out in the Implementation Agreement;

(v)	the Implementation Agreement not having been terminated by CGA or B2Gold;

(vi)	the Deed Poll not having been terminated by B2Gold;

(vii)	all CGA Options having been cancelled for the Cancellation Consideration; and

(viii)	the B2Gold Shares to be issued as Scheme Consideration and the Cancellation Consideration being conditionally approved for listing on the TSX,

the CGA Shares, and all rights and entitlements attaching to the CGA Shares, will be transferred to B2Gold with effect from the Implementation Date and without the need for any further act by the holders of the CGA Shares (other than any acts performed by CGA or its directors or officers as attorney or agent for the CGA Shareholders).

(b)

CGA will provide to the Court on the Second Court Date a certificate signed by B2Gold and CGA (or such other evidence as the Court requests) stating whether or not the conditions referred to in paragraphs 2(a) (other than sub-paragraphs (ii) and (iii)) have been satisfied or waived as at 8.00am on the Second Court Date.

(c)	Subject to clause 2(d), this Scheme takes effect for all purposes on the Effective Date.

(d)	This Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before the Sunset Date in accordance with the Implementation Agreement.

(e)	In consideration of the transfer of the CGA Shares to B2Gold (as detailed in paragraph 2(h)), and subject to the other terms and conditions of this Scheme, on the Implementation Date:

(i)	a holder of CGA Shares (who is not an Ineligible Shareholder) will be issued the Scheme Consideration in respect of the CGA Shares held by the holder as at the Record Date; and

(ii)	the Nominee will be issued the Scheme Consideration in respect of the CGA Shares held by all Ineligible Shareholders as at the Record Date.

(f)

Notwithstanding any rule of law or equity to the contrary, holders of CGA Shares will be entitled to exercise all voting and other rights attached to the CGA Shares pending their transfer pursuant to paragraph 2(h), subject to the restrictions on dealing in CGA Shares set out in paragraph 3.

(g)

A holder of CGA Shares (other than an Ineligible Shareholder) will be deemed to have agreed to become a member of B2Gold and to have accepted the B2Gold Shares issued to that holder under this Scheme subject to, and to be bound by, B2Gold's constitution.

(h)	On the Implementation Date (but with effect from the Record Date) CGA must:

(i)

procure the delivery of a transfer in respect of all the CGA Shares to ASX Settlement Corporation by a broker nominated in writing by B2Gold to effect a valid transfer of all the CGA Shares to B2Gold pursuant to section 1074D of the Corporations Act or, if such a procedure is not available for any reason, deliver to B2Gold a duly completed and executed instrument or instruments of transfer transferring all of the CGA Shares to B2Gold; and

	(ii)	subject to B2Gold having executed that instrument of transfer, enter the name of B2Gold in the Register as the holder of the CGA Shares.

3	DEALINGS IN CGA SHARES

(a)

Every CGA Shareholder entered on the Register as the holder of a CGA Share on the Record Date is entitled to participate in this Scheme. For this purpose, dealings in CGA Shares will only be recognised if:

		(i)	in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as holder of the relevant CGA Shares on or before the Record Date; and

(ii)

in all other cases, registrable transmission applications or transfers in registrable form in respect of those dealings are received on or before the Record Date at the place where the Register is kept.

(b)	CGA must register any transmission application or transfer received in accordance with paragraph 3(a) by the Record Date.

(c)	If the Scheme becomes Effective:

	(i)	no dealing in CGA Shares, whenever effected, will be given effect to if it is received after the Record Date;

	(ii)	any purported dealing in CGA Shares after the Record Date will be void and of no effect; and

	(iii)	no shares or options to subscribe for shares will be allotted or issued by CGA after the Effective Date.

4	NOTICE TO HOLDERS OF CGA SHARES

	(a)	If the Court makes an order approving the Scheme, CGA will send to each holder of CGA Shares notice of that fact within 2 Business Days after the Implementation Date.

	(b)	The notice given under paragraph 4 (a) will:

(i)

(except in the case of an Ineligible Shareholder) be accompanied by documents of title in respect of the Scheme Consideration (being holding statements) to which the holder of CGA Shares is entitled pursuant to paragraph 2(e); and

(ii) be sent in the manner provided in, and to the address determined in accordance with, paragraph 8(c).

	(c)	In the case of joint holders of CGA Shares, holdings statements for the B2Gold Shares will be sent to the joint holder whose name appears first in the Register as at the Record Date.

(d)

If the Court refuses to make an order approving the Scheme, then CGA will send to each holder of CGA Shares notice of that fact not later than 5 Business Days after the date of such refusal. The notice will be sent in the manner provided in, and to the address determined in accordance with, paragraph 8(c).

5	ISSUE OF B2GOLD SHARES

(a)

Not later than 2 Business Days after the Record Date, CGA will give to B2Gold a notice specifying the persons to whom B2Gold Shares are to be issued pursuant to paragraph 2(e) and the numbers of B2Gold Shares to which they are entitled respectively. Where the calculation of the number of B2Gold Shares to be issued to a particular CGA Shareholder would result in the issue of a fraction of a B2Gold Share, the fractional entitlement will be rounded down to the nearest whole number of B2Gold Shares.

	(b)	B2Gold must, on the Implementation Date issue the B2Gold Shares in accordance with that notice and register the holder of those B2Gold Shares in the B2Gold Register.

	(c)	The issue and despatch of a holding statement for those B2Gold Shares in accordance with paragraph 4(b)(ii) will discharge in full B2Gold's obligations under this paragraph 5(b).

6	INELIGIBLE SHAREHOLDERS

	(a)	The B2Gold Shares that would, but for this paragraph, have been issued to an Ineligible Shareholder must be issued by B2Gold to the Nominee.

	(b)	CGA must procure that the Nominee:

(i) as soon as reasonably practicable sells, outside of the United States, those B2Gold Shares for the benefit of the Ineligible Shareholders;

(ii)

accounts to the Ineligible Shareholders for the net proceeds of sale (on an averaged basis so that all Ineligible Shareholders receive the same price per B2Gold Share, subject to rounding to the nearest whole C$ cent), and any income referable to those B2Gold Shares, after deduction of any applicable brokerage, taxes and charges, at the Ineligible Shareholders’ risk in full satisfaction of the Ineligible Shareholders’ rights under this Scheme; and

(iii)	remits the net proceeds of sale to the Ineligible Shareholders in C$ in the manner provided in, and to the address determined in accordance with, paragraph 8(c).

7	WHEN SCHEME BECOMES BINDING

(a)

This Scheme will become binding on CGA, B2Gold and each holder of CGA Shares only if the Court makes an order under section 411(4)(b) of the Corporations Act approving the Scheme and that order becomes effective in accordance with section 411(10). CGA must lodge an office copy of that order with ASIC not later than 2 Business Days after the order has been made.

(b)

If this Scheme becomes binding as provided by paragraph 7(a), the rights of any holder at the Record Date of a CGA Share are the same as the rights that the Scheme Participant who held that CGA Share immediately prior to the Effective Date would have had if he had remained the holder of the CGA Share until the Record Date.

(c)

Where this Scheme becomes binding as provided by paragraph 7(a), a holder of CGA Shares (and any person claiming through that holder) may only assign, transfer or otherwise deal with those CGA Shares on the basis that the rights so assigned, transferred or dealt with are limited in the manner described in paragraph 7(a).

8	GENERAL

(a)

CGA may by its counsel or solicitors consent to any modification of or addition to this Scheme or to any condition, which the Court may think fit to approve or impose and to which B2Gold has consented.

(b)

The accidental omission to give notice of the Scheme Meeting to any holder of CGA Shares or the non-receipt of such a notice by any holder of CGA Shares will not, unless so ordered by the Court, invalidate the Scheme Meeting or the proceedings at the Scheme Meeting.

	(c)	For the purpose of paragraph 4, the expression "send" or "sent" means:

		(i)	for the purpose of paragraph 4, sending by ordinary pre- paid post to a holder at the Record Date of a Scheme Share at the address of that holder appearing in the Register at the Record Date;

		(ii)	for the purpose of paragraph 2(e)(ii), sending by ordinary pre- paid post to the Nominee at its address; or

		(iii)	delivery to the relevant address by any other means at no cost to the recipient.

(d)

Each holder of CGA Shares will be deemed (without the need for any further act) to have irrevocably appointed CGA and each of its officers, jointly and severally as the holder's attorney for the purpose of executing any document necessary to give effect to this Scheme, including executing a share transfer form or master share transfer form for the CGA Shares.

(e)

The CGA Shareholders agree to the transfer of their CGA Shares to B2Gold in accordance with the terms of this Scheme and consent to CGA doing all things necessary for or incidental to the implementation of this Scheme.

(f)	CGA must execute all deeds and other documents and do all acts and things as may be necessary or expedient on its part to implement this Scheme in accordance with its terms.

(g)	Neither CGA nor any of its officers will be liable for anything done or for anything omitted to be done in performance of this Scheme in good faith.

(h)	To the extent of any inconsistency, this Scheme overrides CGA's constitution and binds CGA, B2Gold and the holders of CGA Shares.

(i)	The proper law of this Scheme is the law of Western Australia.

SCHEDULE 3

REPRESENTATIONS AND WARRANTIES

Schedule 3 – Representations and Warranties

1.        CGA representations and warranties

In this Schedule where a warranty is given in respect to a Significant Interest Company and is qualified “to the best of CGA’s (or its) knowledge”, CGA's knowledge is a reference to the knowledge of the nominee directors of CGA of that Significant Interest Company, in accordance with the standards and interpretation set out in in Section 1.2(o) of this agreement.

CGA represents and warrants to B2Gold (on its own behalf and separately as trustee or nominee for each B2Gold Indemnified Party) that subject in each case to the CGA Disclosure Letter:

(a)

incorporation: it is a body corporate validly existing under the laws of its place of incorporation and each member of the CGA Group and to its knowledge each member of the Significant Interest Companies is a corporation validly existing under the laws of its place of incorporation;

(b)

organization: all of the issued and outstanding shares and other ownership interests in each Subsidiary and Related Entity in the CGA Group and to its knowledge each Significant Interest Company have been duly authorized and validly issued, and are fully paid and non-assessable (where such concept exists under the laws governing such Related Entity); all of the outstanding shares of each Subsidiary and Related Entity in the CGA Group are owned, directly or indirectly, by CGA; and except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Subsidiary or Related Entity in the CGA Group and the Significant Interest Companies, the outstanding shares of each Subsidiary and Related Entity in the CGA Group and to its knowledge each Significant Interest Company are owned free and clear of all encumbrances and CGA is not liable to any creditor in respect thereof;

(c)	corporate power: it has the corporate power to enter into and perform or cause to be performed its obligations under this agreement and to carry out the transactions contemplated by this agreement;

(d)

corporate authorisations: it has taken all necessary corporate action to authorise the entry into of this agreement and the Scheme and, subject to CGA Shareholders approving the Scheme, has taken all necessary corporate action to authorise the performance of this agreement and the Scheme and to carry out the transactions contemplated by this agreement and the Scheme;

(e)	binding obligations: subject to laws generally affecting creditors' rights and principles of equity, this agreement is valid and binding upon it;

(f)	issued securities: the issued CGA securities as of the date of this agreement are:

(i) 337,865,726 CGA Shares; and

(ii) 6,056,250 CGA Options,

and CGA has not issued, or agreed to issue, any other securities or instruments which are still in force and may convert into CGA Shares or any other securities in CGA; all issued and outstanding CGA Shares have been duly authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights; there are no outstanding bonds, debentures or other evidences of indebtedness of CGA or any other member of the CGA Group or to its knowledge each Significant Interest Company having the right to vote with the CGA Shareholders on any matter; there are no outstanding contractual obligations of CGA or any other member of the CGA Group or to its knowledge each Significant Interest Company to repurchase, redeem or otherwise acquire any outstanding CGA Shares or with respect to the voting or disposition of any outstanding CGA Shares; and none of CGA or any of the CGA Group or to its knowledge no Significant Interest Company is party to any shareholder, pooling, voting trust or similar agreement relating to its issued and outstanding securities;

(g)

no default: this agreement does not conflict with or result in the breach of or default under any provision of CGA's constitution, any material term or provision of any material agreement, or any writ, order or injunction, judgement, law, rule, regulation or instrument to which CGA is party or subject or of which it or any member of the CGA Group or to its knowledge any Significant Interest Company is bound;

(h)

books and records: the corporate records and minute books of CGA and each member of the CGA Group and to its knowledge each Significant Interest Company have been maintained in accordance with all applicable laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not omit material information required to be included;

(i)

contracts and commitments: CGA and each other member of the CGA Group and to its knowledge each Significant Interest Company has performed in all material respects all their respective obligations required to be performed by them to date under the material contracts to which CGA or any of the CGA Group or to its knowledge any Significant Interest Company is a party or by which it is bound. None of CGA or any other member of the CGA Group or to its knowledge any Significant Interest Company is in breach or default under any material contract to which it is a party or bound, and CGA does not have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breach or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a CGA Material Adverse Event. None of CGA or any of the CGA Group to its knowledge any Significant Interest Company knows of, or has received written notice of, any breach or default under (and, to the knowledge of CGA, no condition exists that with the passage of time or the giving of notice or both would result in such a breach or default under) any such material contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a CGA Material Adverse Event. All contracts that are material to the CGA Group, taken as a whole, are with CGA or a member of the CGA Group or the Significant Interest Companies. All material contracts to which CGA or any of the CGA Group or Significant Interest Companies is a party or by which it is bound: (i) are (to its knowledge with respect to the Significant Interest Companies) valid, binding, in full force and effect in all material respects and enforceable by CGA or any of the CGA Group or the Significant Interest Companies in accordance with their respective terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the courts from which they are sought; and (ii) except where consent is required to satisfy a Condition Precedent, do not, by their terms, require the consent of any of the parties thereto to the Scheme or the Transaction.

(j)

financial matters: the CGA Financial Statements were prepared in accordance with applicable accounting principles, consistently applied, and fairly present in all material respects the consolidated financial condition of CGA at the respective dates indicated and the results of operations of CGA for the periods covered on a consolidated basis; none of CGA or any of the CGA Group or to its knowledge any Significant Interest Company has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for taxes other than taxes not yet due), whether accrued, absolute, contingent or otherwise, not reflected in the CGA Financial Statements for the fiscal year ended June 30, 2012, except liabilities and obligations incurred in the ordinary course of since June 30, 2012, which liabilities or obligations relate to budgeted expenditures disclosed to B2Gold or would not reasonably be expected to result in a CGA Material Adverse Event;

(k)	solvency: no member of the CGA Group or to its knowledge any Significant Interest Company is affected by an Insolvency Event;

(l)	litigation: (and to its knowledge with respect to the Significant Interest Companies):

	(i)	there are no actions, suits, arbitrations, legal or administrative proceedings pending or threatened against CGA or any of the CGA Group or any Significant Interest Company;

	(ii)	neither CGA nor any of the CGA Group nor any Significant Interest Company is the subject of any pending or, to the knowledge of CGA, threatened investigation; and

(iii)

neither CGA nor any of the CGA Group nor Significant Interest Company nor the respective assets, properties or business of CGA or any of the CGA Group or any Significant Interest Company is subject to any judgement, order, writ, injunction or decree of any court, Government Agency or arbitration tribunal.

(m)	interests in mineral properties and mineral rights:

	(i)	applying customary standards in the Philippine mining industry, to its knowledge, a Significant Interest Company:

A.

is the sole legal and beneficial owner and has good and sufficient title, free and clear of any title defect or material encumbrances, to all of its interests in real property, including fee simple estates, leases, surface rights, rights of way, easements and licences from landowners or other authorities permitting the use of land but excluding the Mineral Rights (as defined below) (collectively, the “Real Property”), other than real property in respect of which it is the lessee, in which case it has a valid leasehold interest, and the Real Property permits the use of land by the relevant Significant Interest Companies necessary to permit the operation of their respective businesses as presently conducted or contemplated to be conducted; and

B.

holds all its mineral concessions, claims, leases, licenses, permits, access rights and other rights and interests necessary to explore for, develop, mine or produce minerals, ore or metals for development purposes on the Real Property (collectively, the “Mineral Rights”), free and clear of any material encumbrances, the Mineral Rights are sufficient to permit the operation of the respective businesses of the Significant Interest Companies as presently conducted or contemplated to be conducted, and no Significant Interest Company has any liability or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the Mineral Rights;

	(ii)	applying customary standards in the Philippine mining industry, a member of the CGA Group:

A.

has good and sufficient title, free and clear of any title defect or material encumbrances, to all of its interests in real property, including leases, surface rights, rights of way, easements and licences from landowners or other authorities permitting the use of land (collectively, the “CGA Property”) and the CGA Property permits the use of land by a member of the CGA Group necessary to permit the operation of their respective businesses as presently conducted or contemplated to be conducted; and

B.

holds all its licenses, permits, access rights and other rights and interests necessary to produce metals on the CGA Property (collectively, the “Production Rights”), free and clear of any material encumbrances, the Production Rights are sufficient to permit the operation of the respective businesses of such member of the CGA Group as presently conducted or contemplated to be conducted, and no member of the CGA Group has any liability or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the Production Rights;

(iii)

to CGA’s knowledge, the Real Property and the Mineral Rights are in good standing under applicable laws and, to the knowledge of CGA, all work required to be performed and filed in respect thereof has been performed and filed in all material respects, all taxes, rentals, fees, expenditures and other payments required to be made in respect thereof have been paid or incurred and all filings in respect thereof have been made;

(iv)

the CGA Property and the Production Rights are in good standing under applicable laws and, to the knowledge of CGA, all work required to be performed and filed in respect thereof has been performed and filed in all material respects, all taxes, rentals, fees, expenditures and other payments required to be made in respect thereof have been paid or incurred and all filings in respect thereof have been made;

(v)

to CGA’s knowledge, there is no material adverse claim against or challenge to the title to or ownership of any Significant Interest Company, or their respective ownership of, the Real Property or any of the Mineral Rights;

(vi)	there is no material adverse claim against or challenge to the title to or ownership of any member of the CGA Group, or their respective ownership of, the CGA Property or any of the Production Rights;

(vii)

to its knowledge, no person other than a Significant Interest Company has any interest in the Real Property or any of the Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest;

(viii)

no person other than a member of the CGA Group has any interest in the CGA Property or any of the Production Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest;

(ix)

to CGA’s knowledge, there are no back-in rights, earn-in rights, purchase options, rights of first refusal or similar provisions or rights that would affect the Significant Interest Companies' interest in the Real Property or any of the Mineral Rights;

(x)

there are no back-in rights, earn-in rights, purchase options, rights of first refusal or similar provisions or rights that would affect the CGA Group's interest in the CGA Property or any of the Production Rights;

(xi)

to CGA’s knowledge, there are no material restrictions on the ability of a Significant Interest Company to use, transfer or exploit the Real Property or any of the Mineral Rights, except pursuant to the applicable laws; and

(xii)	there are no material restrictions on the ability of any member of the CGA Group to use, transfer or exploit the CGA Property or any of the Production Rights, except pursuant to the applicable laws;

(n)

mineral reserves and resources: the most recent estimated mineral reserves and mineral resources publicly disclosed by CGA have been prepared and disclosed in all material respects in accordance with sound mining, engineering, geoscience, and other applicable including standards and in accordance with all applicable laws including, without limitation, National Instrument 43- 101 – Standards of Disclosure for Mineral Projects; to its knowledge there has been no material reduction in the aggregate amount of estimated mineral resources at the Real Properties taken as a whole, from the amounts disclosed publicly by CGA; all information regarding the Real Property and the Mining Rights, including all drill results, technical reports and studies that are required to be disclosed, have been disclosed by CGA in accordance with applicable laws;

(o)

insurance: CGA and to the best of its knowledge, the Significant Interest Companies maintain policies of insurance with reputable insurers and in amounts covering such risks and with those deductibles as are adequate and usual for companies of a similar size operating in the mining industry; the policies and the coverage provided thereunder are in full force and effect and CGA and the CGA Group and to its knowledge the Significant Interest Companies are in good standing under each policy; CGA and the CGA Group and to its knowledge the Significant Interest Companies have not received notice of, nor have any knowledge of, any fact, condition or circumstance which might reasonably form the basis of any claim, dispute, action, litigation or similar proceeding against CGA or the CGA Group or the Significant Interest Companies which is not in all material respects covered by insurance (subject to standard deductibles) maintained by it and which could reasonably be expected to result in a CGA Material Adverse Event;

(p)

environmental: except to the extent that any violation or other matter referred to in this subsection would not reasonably be expected to result in a CGA Material Adverse Event, individually or in the aggregate (and to its knowledge with respect to the Significant Interest Companies):

(i)

CGA and each member of the CGA Group and the Significant Interest Companies are and have been in compliance with, and are not in violation of, any Environmental Laws and none of CGA or any of the CGA Group or the Significant Interest Companies has failed to report to the proper Regulatory Authority the occurrence of any event which is required to be so reported by any Environmental Laws;

(ii)

CGA and each member of the CGA Group and each Significant Interest Company have operated their respective business at all times and have generated, received, handled, used, stored, treated, shipped and disposed of all contaminants, wastes, and hazardous and toxic substances without violation of Environmental Laws;

(iii)

CGA and each member of the CGA Group and each Significant Interest Company hold the Environmental Approvals required under any Environmental Laws in connection with the operation of their respective businesses and the ownership and use including rehabilitation of their respective assets, all such Environmental Approvals are in full force and effect, and none of CGA or any of the CGA Group or any Significant Interest Company has received any notification from any Regulatory Authority pursuant to any Environmental Laws that any work, undertaking, study, report, assessment, repairs, constructions or other expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any Environmental Approvals issued pursuant thereto, or that any Environmental Approvals referred to above are about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated; and

(iv)

to the knowledge of CGA, none of CGA or any of the CGA Group or any Significant Interest Company are subject to any past or present fact, condition or circumstance that could reasonably be expected to result in liability under any Environmental Laws;

(q)

tax matters: except as would not, individually or in the aggregate, reasonably be expected to result in a CGA Material Adverse Event (and to its knowledge with respect to the Significant Interest Companies):

(i)

CGA and the CGA Group and each Significant Interest Company has duly and timely: (A): prepared and filed all tax returns required to be filed by it with the appropriate Regulatory Authority and, to its knowledge, such tax returns are complete and correct in all material respects (B) duly and timely paid all taxes due; (C) withheld all taxes and other amounts required by law to be withheld by it and has duly and timely remitted to the appropriate Regulatory Authority such taxes and other amounts required by law to be remitted by it; and (D) collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by law to be collected by it and has duly and timely remitted to the appropriate Regulatory Authority any such amounts required by law to be remitted by it;

(ii)

the charges, accruals and reserves for taxes reflected on the CGA Financial Statements (whether or not due and whether or not shown on any tax return but excluding any provision for deferred income taxes) are, in the opinion of CGA, adequate under applicable accounting principles to cover taxes with respect to CGA and the CGA Group and the Significant Interest Companies for the periods covered thereby; and

(iii)

to its knowledge, there are no encumbrances for taxes upon any properties or assets of CGA or any of the CGA Group or the Significant Interest Companies (other than encumbrances relating to taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the CGA Financial Statements).

(r)

non-arm’s length transactions: except for employment agreements entered into in the ordinary course of business of CGA, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by CGA or the CGA Group or to its knowledge the Significant Interest Companies) between CGA or any of the CGA Group or the Significant Interest Companies on the one hand, and any: (i) officer or director of CGA or any of the CGA Group or Significant Interest Companies; (ii) holder of record or, to the knowledge of CGA, beneficial owner of 5% or more of the voting securities of CGA; or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(s)	employment agreements: (and to its knowledge with respect to the Significant Interest Companies):

(i)

none of CGA or any of the CGA Group or any Significant Interest Company is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director, officer or employee of CGA or any of the CGA Group or any Significant Interest Company that cannot be terminated without payment of a maximum of six months of that individual’s salary; and

(ii)

none of CGA or any of the CGA Group or any Significant Interest Company: (A) is a party to any collective bargaining agreement; (B) is subject to any application for certification or pending, threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement; or (C) is subject to any current, pending, or to the knowledge of CGA, threatened, strike or lockout;

(t)	pension and employee benefits:

(i)

the CGA Disclosure Letter contains a true, complete and accurate list of all CGA Benefit Plans, which have been, established, registered, qualified, administered, and funded, in all material respects, in accordance with the terms of such CGA Benefit Plan including the terms of the material documents that support such CGA Benefit Plan and all applicable Laws; and

(ii)

there are no unfunded liabilities in respect of any CGA Benefit Plan including going concern unfunded liabilities, solvency deficiencies or wind- up deficiencies where applicable and each CGA Benefit Plan has been operated in accordance with its terms and any contributions required to be made under each CGA Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each CGA Benefit Plan have been properly accrued and reflected in the audited consolidated financial statements for CGA as at and for the fiscal year ended on June 30, 2012, including the notes thereto and the report by CGA’s auditors thereon.

(u)

reporting status: CGA is a reporting issuer in the Province of Ontario; the CGA Shares are listed and posted for trading on the Exchanges, and are not listed or traded on any other stock exchange or qualification system; CGA is in compliance in all material respects with applicable listing and corporate governance rules and regulations of the Exchanges;

(v)

United States reporting status: CGA (i) is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act, (ii) has no class of securities outstanding that is or is required to be registered under Section 12 of the U.S. Exchange Act or that is subject to the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act and (iii) is not registered or required to register as an investment company under the United States Investment Company Act of 1940, as amended;

(w)

no cease trade: CGA is not subject to any cease trade or other order of any Exchange or Regulatory Authority and, to the knowledge of CGA, no investigation or other proceedings involving CGA that may operate to prevent or restrict trading of any securities of CGA are currently in progress or pending before any applicable stock exchange or Regulatory Authority;

(x)

no option on assets: no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from CGA or any of the CGA Group or to its knowledge any Significant Interest Company of any of the assets of CGA or any of the CGA Group or any Significant Interest Company, other than as described or contemplated in this agreement;

(y)

certain contracts: none of CGA or any of the CGA Group or to its knowledge any Significant Interest Company is a party to or bound by any non- competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to: (i) limit the manner or the localities in which all or any material portion of the business of CGA or the CGA Group or the Significant Interest Companies is conducted; (ii) limit any business practice of CGA or the CGA Group or the Significant Interest Companies in any material respect; or (iii) restrict or require any acquisition or disposition of any property by CGA or the CGA Group or the Significant Interest Companies in any material respect;

(z)

no agreement to merge: except for this agreement, none of CGA or any of the CGA Group or to its knowledge any Significant Interest Company has any agreement of any nature whatsoever to acquire, merge or enter into any business combination with any entity, or to acquire or lease any other business operations;

(aa)

disclosure of material contracts: all contracts and agreements material to CGA have been disclosed to B2Gold and, except as contemplated by this agreement, none of CGA or any of the CGA Group or to its knowledge any Significant Interest Company has approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by CGA, whether by asset sale, transfer of shares or otherwise;

(bb)

corrupt practices legislation: none of CGA, any of the CGA Group or to its knowledge any Significant Interest Company, or, to the knowledge of CGA, any of their respective affiliates, officers, directors or employees acting on behalf of CGA or any of the CGA Group or any Significant Interest Company has taken, committed to take or been alleged to have taken any action which would cause CGA or any of the CGA Group or any Significant Interest Company to be in violation of the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 (Cth) (Australia) (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Laws of similar effect of any other jurisdiction, and to the knowledge of CGA no such action has been taken by any of its agents, representatives or other Persons acting on behalf of CGA or any of the CGA Group or any Significant Interest Company;

(cc)

no broker’s commission: CGA has not entered into any agreement that would entitle any Person to any valid claim against CGA or B2Gold for a broker’s commission, finder’s fee, financial advisory fee or any like payment in respect of the Transaction or any other matter contemplated by this agreement;

(dd)	no Prescribed Occurrence: no CGA Prescribed Occurrence has occurred since June 30, 2012 other than as publicly disclosed prior to the date of this agreement;

(ee)

no consents no consent, approval, order or authorization of, or declaration or filing with, any Regulatory Authority or other person is required to be obtained by CGA or the CGA Group or to its knowledge any Significant Interest Company; (A) in connection with the execution and delivery of this agreement or the performance by it of its obligations hereunder or the consummation by CGA of the Transaction or (B) in order that the authority of CGA to carry on its business in the ordinary course and in the same manner as presently conducted remains in good standing and in full force and effect as of and following the closing of the transactions contemplated herein and in the Scheme, other than: (I) any approvals required by the Court orders approving the Scheme or to satisfy any of the Conditions Precedent (II) filings required under the Corporations Act; (III) filings with and approvals required by Regulatory Authorities; and (IV) any other consents, waivers, permits, orders or approvals disclosed in the CGA Disclosure Letter

(ff)

disclosure: CGA is not in breach of its continuous disclosure obligations under the Corporations Act and the Listing Rules and is not relying on the carve-out in Listing Rule 3.1A to withhold any information from disclosure other than disclosed in writing to B2Gold or its Representatives on or before the date of this agreement; and

(gg)

all information: the information and statements contained in this agreement are true and correct in all material respects and together with the CGA Diligence Materials, the CGA public disclosure and the CGA Disclosure Letter, constitute full, true and plain disclosure of all material facts relating to CGA and the CGA Group and to its knowledge the Significant Interest Companies on a consolidated basis, contain no misrepresentations and do not omit a material fact which is necessary to make the information and statements contained therein not misleading in light of the circumstances in which they were made.

2.         B2Gold representations and warranties

B2Gold represents and warrants to CGA (on its own behalf and separately as trustee or nominee for each CGA Indemnified Party) that subject in each case to the B2Gold Disclosure Letter:

(a)

incorporation: it is a body corporate validly existing under the laws of its place of incorporation and that each of B2Gold's Subsidiaries is a corporation validly existing under the laws of its place of incorporation;

(b)

organization: all of the issued and outstanding shares and other ownership interests in each Subsidiary and Related Entity of B2Gold have been duly authorized and validly issued, and are fully paid and non- assessable (where such concept exists under the laws governing such Related Entity); all of the outstanding shares of each Subsidiary and Related Entity of B2Gold are owned, directly or indirectly, by B2Gold; and except pursuant to restrictions on transfer contained in the articles or by-laws (or their equivalent) of the applicable Subsidiary or Related Entity of B2Gold, the outstanding shares of the each Subsidiary and Related Entity of B2Gold are owned free and clear of all encumbrances and B2Gold is not liable to any creditor in respect thereof;

(c)	corporate power: it has the corporate power to enter into and perform or cause to be performed its obligations under this agreement and to carry out the transactions contemplated by this agreement;

(d)

corporate authorisations: it has taken all necessary corporate action to authorise the entry into of this agreement and the Scheme and has taken all necessary corporate action to authorise the performance of this agreement and the Scheme and to carry out the transactions contemplated by this agreement and the Scheme;

(e)	binding obligations: (subject to laws generally affecting creditors' rights and principles or equity) this agreement is valid and binding upon it;

(f)	issued securities: the issued B2Gold securities as of the date of this agreement are:

	(i)	392,687,382 B2Gold Shares; and

	(ii)	22,641,000 B2Gold Options,

	(iii)	515,775 common share purchase warrants;

and except as set forth above and pursuant to this agreement, there are no convertible securities or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating B2Gold or any of the B2Gold Group to issue or sell any B2Gold Shares or any shares of the B2Gold Group, any securities or obligations of any kind convertible into or exchangeable for any B2Gold Shares or any shares of any of the B2Gold Group or any other person; all issued and outstanding B2Gold Shares have been duly authorized and are validly issued and outstanding as fully paid and non- assessable shares, free of pre-emptive rights; there are no outstanding bonds, debentures or other evidences of indebtedness of B2Gold or any of its Subsidiaries having the right to vote with the B2Gold Shareholders on any matter; there are no outstanding contractual obligations of B2Gold or any of its Subsidiaries or Related Entities to repurchase, redeem or otherwise acquire any outstanding B2Gold Shares or with respect to the voting or disposition of any outstanding B2Gold Shares; and none of B2Gold or any of its Subsidiaries or Related Entities is party to any shareholder, pooling, voting trust or similar agreement relating to its issued and outstanding securities;

(g)

no default: this agreement does not conflict with or result in the breach of or default under any provision of B2Gold's constitution, any material term or provision of any material agreement or any writ, order or injunction, judgement, law, rule, regulation or instrument to which B2Gold is party or subject or of which it is bound;

(h)

books and records: the corporate records and minute books of B2Gold and its Subsidiaries and Related Entities have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not omit material information required to be included. Financial books and records and accounts of B2Gold and the B2Gold Group: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of B2Gold and the B2Gold Group; and (iii) accurately and fairly reflect the basis for the B2Gold Financial Statements;

(i)

contracts and commitments : B2Gold and each other member of the B2Gold Group have performed in all material respects all their respective obligations required to be performed by them to date under the material contracts to which it is a party or bound; none of B2Gold or any of the B2Gold Group is in breach or default under any material contract to which it is a party or bound, and B2Gold does not have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breach or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a B2Gold Material Adverse Event; none of B2Gold or any of the B2Gold Group knows of, or has received written notice of, any breach or default under (and, to the knowledge of B2Gold, no condition exists that with the passage of time or the giving of notice or both would result in such a breach or default under) any such material contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a B2Gold Material Adverse Event. All contracts that are material to the B2Gold Group, taken as a whole, are with B2Gold or a member of the B2Gold Group; all material contracts to which B2Gold or any of the B2Gold Group is a party or by which it is bound: (i) are valid, binding, in full force and effect in all material respects and enforceable by B2Gold or a member of the B2Gold Group in accordance with their respective terms, subject, however, to limitations with respect to enforcement imposed by law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the courts from which they are sought and (ii) do not, by their terms, require the consent of any of the parties thereto to the Arrangement or the Transaction;

(j)

financial matters: the B2Gold Financial Statements were prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the consolidated financial condition of B2Gold at the respective dates indicated and the results of operations of B2Gold for the periods covered on a consolidated basis;, none of B2Gold or any of the B2Gold Group has any liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for taxes), whether accrued, absolute, contingent or otherwise, not reflected in the unaudited consolidated financial statements of B2Gold for the six month period ended June 30 2012, except liabilities and obligations incurred in the ordinary and regular course of business that would not reasonably be expected to result in a B2Gold Material Adverse Event;

(k)	solvency: neither B2Gold nor any member of the B2Gold Group is affected by an Insolvency Event;

(l)

regulatory action: no regulatory action of any nature has been taken which would prevent, inhibit or otherwise have a material adverse effect on its ability to fulfil its obligations under this agreement;

(m)	litigation:

	(i)	there are no actions, suits, arbitrations, legal or administrative proceedings pending or threatened against B2Gold or any of the B2Gold Group;

	(ii)	neither B2Gold nor any of the B2Gold Group is the subject of any pending or, to the knowledge of B2Gold, threatened investigation; and

(iii)

neither B2Gold nor any of the B2Gold Group nor the respective assets, properties or business of B2Gold or any of the B2Gold Group is subject to any judgement, order, writ, injunction or decree of any court, Government Agency or arbitration tribunal;

(n)	interests in mineral properties and mineral rights:

	(i)	applying customary standards in the mining industry of the applicable jurisdiction, B2Gold or a member of the B2Gold Group:

A.

is the sole legal and beneficial owner and has good and sufficient title, free and clear of any title defect or material encumbrances, to all of its interests in real property, including fee simple estates, leases, surface rights, rights of way, easements and licences from landowners or other authorities permitting the use of land but excluding the B2Gold Mineral Rights (as defined below) (collectively, the “B2Gold Real Property”), other than real property in respect of which it is the lessee, in which case it has a valid leasehold interest, and the B2Gold Real Property permits the use of land by B2Gold or any of the B2Gold Group necessary to permit the operation of their respective businesses as presently conducted or contemplated to be conducted; and

B.

holds all its mineral concessions, claims, leases, licenses, permits, access rights and other rights and interests necessary to explore for, develop, mine or produce minerals, ore or metals for development purposes on its properties (collectively, the “B2Gold Mineral Rights”), free and clear of any material encumbrances, the B2Gold Mineral Rights are sufficient to permit the operation of the respective businesses of the B2Gold or any of the B2Gold Group as presently conducted or contemplated to be conducted, and none of B2Gold or any of the B2Gold Group has any liability or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the B2Gold Mineral Rights;

(ii)

the B2Gold Real Property and the B2Gold Mineral Rights are in good standing under applicable laws and, to the knowledge of B2Gold, all work required to be performed and filed in respect thereof has been performed and filed in all material respects, all taxes, rentals, fees, expenditures and other payments required to be made in respect thereof have been paid or incurred and all filings in respect thereof have been made;

(iii)

there is no material adverse claim against or challenge to the title to or ownership of B2Gold or any of the B2Gold Group, or their respective ownership of, the B2Gold Real Property or any of the B2Gold Mineral Rights;

(iv)

no person other than B2Gold and the B2Gold Group has any interest in the B2Gold Real Property or any of the B2Gold Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest;

(v)

there are no back-in rights, earn-in rights, purchase options, rights of first refusal or similar provisions or rights that would affect B2Gold’s or the B2Gold Group’s interest in the B2Gold Real Property or any of the B2Gold Mineral Rights;

(vi)

there are no material restrictions on the ability of B2Gold or any of the B2Gold Group to use, transfer or exploit the B2Gold Real Property or any of the B2Gold Mineral Rights, except pursuant to the applicable laws;

(o)

mineral reserves and resources : the most recent estimated mineral resources disclosed by B2Gold have been prepared and disclosed in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards, and in accordance with all applicable Laws including, without limitation, National Instrument 43- 101– Standards of Disclosure for Mineral Projects; there has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral reserves and resources at the B2Gold properties taken as a whole, from the amounts disclosed publicly by B2Gold; all material information regarding the B2Gold Real Property and the B2Gold Mineral Rights, including all drill results, technical reports and studies that are required to be disclosed, has been disclosed by B2Gold in accordance with applicable laws;

(p)

insurance: B2Gold maintains policies of insurance with reputable insurers and in amounts covering such risks and with those deductibles as are adequate and usual for companies of a similar size operating in the mining industry; the policies and the coverage provided thereunder are in full force and effect and B2Gold and the B2Gold Group is in good standing under each policy. B2Gold and each member of the B2Gold Group have not received notice of, and B2Gold does not have any knowledge of, any fact, condition or circumstance that might reasonably form the basis of any claim, dispute, action, litigation or similar proceeding against B2Gold or any of the B2Gold Group that is not in all material respects covered by insurance (subject to standard deductibles) maintained by it and which could reasonably be expected to result in a B2Gold Material Adverse Event;

(q)

no adverse change: except as set out in the B2Gold Financial Statements since June 30, 2012 there has not been any adverse material change of any kind whatsoever in the financial position or condition of B2Gold or the B2Gold Group or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their respective businesses or assets, taken as a whole, or the right or capacity of any of them to carry on their respective businesses, such businesses having been carried on in the ordinary course;

(r)

environmental: except to the extent that any violation or other matter referred to in this subsection would not reasonably be expected to result in a B2Gold Material Adverse Event, individually or in the aggregate:

(i)

B2Gold and each of its Subsidiaries and Related Entities are and have been in compliance with, and are not in violation of, any Environmental Laws and none of B2Gold and or of its Subsidiaries or Related Entities has failed to report to the proper Regulatory Authority the occurrence of any event which is required to be so reported by any Environmental Laws;

(ii)

have operated their respective business at all times and have generated, received, handled, used, stored, treated, shipped and disposed of all contaminants, wastes, and hazardous and toxic substances without violation of Environmental Laws;

(iii)

B2Gold and each of its Subsidiaries and Related Entities hold the Environmental Approvals required under any Environmental Laws in connection with the operation of their respective businesses and the ownership and use including rehabilitation of their respective assets, all such Environmental Approvals are in full force and effect, and none of B2Gold and or of its Subsidiaries or Related Entities has received any notification from any Regulatory Authority pursuant to any Environmental Laws that any work, undertaking, study, report, assessment, repairs, constructions or other expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any Environmental Approvals issued pursuant thereto, or that any Environmental Approvals referred to above are about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated; and

(iv)

to the knowledge of B2Gold, none of B2Gold or each of its Subsidiaries or Related Entities are subject to any past or present fact, condition or circumstance that could reasonably be expected to result in liability under any Environmental Laws;

(s)	tax matters: except as would not, individually or in the aggregate, reasonably be expected to result in a B2Gold Material Adverse Event:

(i)

B2Gold and each member of the B2Gold Group has duly and timely: (A): prepared and filed all tax returns required to be filed by it with the appropriate Regulatory Authority and such tax returns are complete and correct in all material respects; (B) paid all taxes due and payable by it; (C) withheld all taxes and other amounts required by law to be withheld by it and has duly and timely remitted to the appropriate Regulatory Authority such taxes and other amounts required by law to be remitted by it; and (D) collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by law to be collected by it and has duly and timely remitted to the appropriate Regulatory Authority any such amounts required by law to be remitted by it;

(ii)

the charges, accruals and reserves for taxes reflected on the B2Gold Financial Statements (whether or not due and whether or not shown on any tax return but excluding any provision for deferred income taxes) are, in the opinion of B2Gold, adequate under Canadian GAAP to cover taxes with respect to B2Gold and the B2Gold Group for the periods covered thereby; and

(iii)

there are no encumbrances for taxes upon any properties or assets of B2Gold or any of the B2Gold Group (other than encumbrances relating to taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in the B2Gold Financial Statements)

(t)

non-arm’s length transactions: except for employment agreements entered into in the ordinary course of business, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by B2Gold or any of the B2Gold Group) between B2Gold or any of the B2Gold Group on the one hand, and any: (i) officer or director of B2Gold or any of the B2Gold Group; (ii) any holder of record or, to the knowledge of B2Gold, beneficial owner of 5% or more of the voting securities of B2Gold; or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand;

(u)

reporting status: B2Gold is a reporting issuer in each of the Provinces of Canada; the B2Gold Shares are listed on the TSX, the Namibian Stock Exchange and quoted on the OTCQX International and are not listed or quoted on any other stock exchange or qualification system; B2Gold is in compliance in all material respects with applicable listing and corporate governance, rules and regulations of the TSX, the Namibian Stock Exchange and the OTCQX International;

(v)

United States reporting status: B2Gold (i) is a “foreign private issuer” as defined in Rule 405 under the U.S. Securities Act, (ii) has no class of securities outstanding that is or is required to be registered under Section 12 of the U.S. Exchange Act or that is subject to the reporting requirements of Section 13 or 15(d) of the U.S. Exchange Act and (iii) is not registered or required to register as an investment company under the United States Investment Company Act of 1940, as amended;

(w)

restrictions on business activities: there is no agreement, judgment, injunction, order or decree binding upon B2Gold of any of the B2Gold Group that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any material business practice of B2Gold or any of the B2Gold Group, any acquisition of material property by B2Gold or any of the B2Gold Group or the conduct of business by B2Gold or any of the B2Gold Group as currently conducted;

(x)

no cease trade: B2Gold is not subject to any cease trade or other order of any applicable stock exchange or Regulatory Authority and, to the knowledge of B2Gold, no investigation or other proceedings involving B2Gold that may operate to prevent or restrict trading of any securities of B2Gold are currently in progress or pending before any applicable stock exchange or Regulatory Authority;

(y)

no option on assets: no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from B2Gold or any of the B2Gold Group of any of the material assets of B2Gold or any of the B2Gold Group, other than as described or contemplated in this agreement;

(z)

certain contracts: none of B2Gold or any of the B2Gold Group is a party to or bound by any non- competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to: (i) limit the manner or the localities in which all or any material portion of the business of B2Gold or any of the B2Gold Group are conducted; (ii) limit any business practice of B2Gold or any of the B2Gold Group in any material respect; or (iii) restrict or require any acquisition or disposition of any property by B2Gold or any of the B2Gold Group in any material respect;

(aa)

no agreement to merge: except for this agreement, none of B2Gold or any of the B2Gold Group has any agreement of any nature whatsoever to acquire, merge or enter into any business combination with any entity, or to acquire or lease any other business operations;

(bb)

disclosure of material contracts: all contracts and agreements material to B2Gold on a consolidated basis have been disclosed to CGA or in the B2Gold public disclosure filed on SEDAR and, except as contemplated herein, none of B2Gold or any of the B2Gold Group has approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by B2Gold, whether by asset sale, transfer of shares or otherwise;

(cc)

corrupt practices legislation: none of B2Gold, any of the B2Gold Group, or, to the knowledge of B2Gold, any of their respective affiliates, officers, directors or employees acting on behalf of B2Gold or any of the B2Gold Group or affiliates has taken, committed to take or been alleged to have taken any action which would cause B2Gold or any of the B2Gold Group or affiliates to be in violation of the United States Foreign Corrupt Practices Act of 1977, as amended (and the regulations promulgated thereunder), the

Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable laws of similar effect of any other jurisdiction, and to the knowledge of B2Gold no such action has been taken by any of its agents, representatives or other persons acting on behalf of B2Gold or any of the B2Gold Group or affiliates;

(dd)	no Prescribed Occurrence: no B2Gold Prescribed Occurrence has occurred since June 30, 2012 other than as publicly disclosed by B2Gold prior to the date of this agreement;

(ee)

no broker’s commission: B2Gold has not entered into any agreement that would entitle any person to any valid claim against CGA for a broker’s commission, finder’s fee, financial advisory fee or any like payment in respect of the Scheme or any other matter contemplated by this agreement;

(ff)

no consents: no consent, approval, order or authorization of, or declaration or filing with, any Regulatory Authority or other person is required to be obtained by B2Gold or the any or its Subsidiaries or Related Entities; (A) in connection with the execution and delivery of this agreement or the performance by it of its obligations hereunder or the consummation by B2Gold of the Transaction or (B) in order that the authority of B2Gold to carry on its business in the ordinary course and in the same manner as presently conducted remains in good standing and in full force and effect as of and following the closing of the transactions contemplated herein and in the Scheme, other than: (I) passage of the B2Gold Resolutions and any approvals required by the Court orders approving the Scheme (II) filings with and approvals required by Regulatory Authorities; and (III) any other consents, waivers, permits, orders or approvals disclosed in the B2Gold Disclosure Letter;

(gg)

disclosure: B2Gold is not in breach of its continuous disclosure obligations under any Canadian law (including any rules and regulations of the TSX, the Namibian Stock Exchange and the OTCQX International or any Regulatory Authority or Government Agency) other than disclosed in writing to CGA or its Representatives on or before the date of this agreement; and

(hh)

B2Gold shares: the B2Gold Shares to be issued pursuant to the Scheme and the Cancellation Consideration will, upon issue, be issued as fully paid and non- assessable shares of B2Gold, provided that they are issued in accordance with the Scheme; and

(ii)

all information: the information and statements contained in this agreement are true and correct in all material respects and together with the B2Gold Diligence Materials, the B2Gold public disclosure and the B2Gold Disclosure Letter, constitute full, true and plain disclosure of all material facts relating to B2Gold and the B2Gold Group on a consolidated basis, contain no misrepresentations and do not omit a material fact which is necessary to make the information and statements contained therein not misleading in light of the circumstances in which they were made.

SCHEDULE 4

DEED

DEED POLL

This Deed Poll

is made on	[insert] 2012

by	B2Gold Corp, of
Suite 3100, Three Bentall Centre
595 Burrard Street,
PO Box 49143,
VANCOUVER, BC 47X 1J1
(B2Gold)

in favour of:	Each holder of ordinary shares in CGA Mining Limited, (ABN 88 009 153 128) of Level 5, BGC Centre, 28 The Esplanade, PERTH WA 6000 (CGA) as of the Record Date

Introduction

A	On or about September 19, 2012 B2Gold and CGA entered into a merger implementation agreement with respect to the Scheme and associated matters (Implementation Agreement).

B

In accordance with clause 5.3(o) of the Implementation Agreement, B2Gold is entering into this deed poll to covenant in favour of the Scheme Participants that it will observe and perform its obligations under the Implementation Agreement and the Scheme, including providing the Scheme Consideration.

AGREED TERMS

1	DEFINED TERMS AND INTERPRETATION

1.1	Defined terms

In this deed poll, capitalised words and phrases have the same meaning as given to them in the Implementation Agreement.

1.2	Interpretation

In this deed poll, headings and boldings are for convenience only and do not affect its interpretation and, unless the context requires otherwise:

(a) words importing the singular include the plural and vice versa;

(b) a reference to any document (including the Scheme) is to that document as varied, novated, ratified or replaced; and

(c)

a reference to a clause, party, annexure or schedule is a reference to a clause of, and a party, annexure and schedule to, this deed poll and a reference to this deed poll includes any annexure and schedule.

1.3	Nature of deed poll

B2Gold acknowledges that:

(a) this deed poll may be relied on and enforced by any Scheme Participant in accordance with its terms, even though the Scheme Participant is not party to it; and

(b)

each Scheme Participant irrevocably appoints CGA and each of its directors and officers (jointly and severally) as its agent and attorney to enforce this deed poll against B2Gold on behalf of that Scheme Participant.

2	CONDITIONS PRECEDENT

2.1	Conditions precedent to obligations of the Scheme

The obligations of B2Gold under this deed poll are subject to the Scheme becoming Effective.

2.2	Termination

The obligations of B2Gold under this deed poll to the Scheme Participants will automatically terminate and the terms of this deed poll will be of no force or effect if:

(a) the Implementation Agreement is terminated in accordance with its terms; or

(b) the Scheme is not Effective by the Sunset Date.

2.3	Consequences of termination

If this deed poll is terminated under clause 2.2, in addition and without prejudice to any other rights, powers or remedies available to:

(a) B2Gold, B2Gold is released from its obligations to further perform this deed poll; and

(b) the Scheme Participants, the Scheme Participants retain the rights they have against B2Gold in respect of any breach of this deed poll which occurs before it is terminated.

3	SCHEME OBLIGATIONS

3.1	Undertaking to pay Scheme Consideration

Subject to clause 2, B2Gold:

(a) offers to acquire all the CGA Shares held by the Scheme Participants; and

(b)

in consideration of the acceptance of that offer and the transfer of each CGA Share to B2Gold, undertakes in favour of each Scheme Participant to issue the Scheme Consideration for each CGA Share, being 0.74 B2Gold Shares for every one CGA Share held by each Scheme Participant, all in accordance with the terms of the Scheme and the Implementation Agreement.

4	WARRANTIES

B2Gold represents and warrants that:

(a) it is a corporation validly existing under the laws of its place of registration;

(b) it has the corporate power to enter into and perform its obligations under this deed poll and to carry out the transactions contemplated by this deed poll;

(c)

it has taken all necessary corporate action to authorise its entry into this deed poll and has taken or will take all necessary corporate action to authorise the performance of this deed poll and to carry out the transactions contemplated by this deed poll;

(d) this deed poll is valid and binding on it and enforceable against it in accordance with its terms; and

(e)

this deed poll does not conflict with, or result in the breach of or default under, any provision of the constitution of B2Gold or any material term or provision of any agreement, or any writ, order or injunction, judgment, law, rule or regulation to which either is a party of subject or by which either is bound.

5	CONTINUING OBLIGATIONS

This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(a)	B2Gold has fully performed its obligations under this deed poll; or

(b)	the earlier termination of this deed poll under clause 2.

6	GENERAL

6.1	Notices

Any notice or other communication to B2Gold in respect of this deed poll must be in legible writing and in English and:

(a) must be addressed as shown below:

B2Gold

Attention:	President & Chief Executive Officer

Address:	Suite 3100, Three Bentall Centre, 595 Burrard Street, PO Box
49143, Vancouver, BC 47X 1J1, Canada

Facsimile:	+1 (604) 681 6209

(b)	must be signed by the person making the communication or by a person duly authorised by that person;

(c)	must be delivered or posted by prepaid post to the address of B2Gold in accordance with clause 6.1(a) or sent by facsimile to the facsimile number of B2Gold specified above; and

(d)	will be regarded as received by the addressee:

(i)

if by delivery, on delivery at the address of B2Gold as provided in clause 6.1(a), unless that delivery is not made on a Business Day or after 5.00 pm on a Business Day, when that communication will be regarded as received at 9.00 am on the next Business Day;

(ii) if sent by prepaid post, seven Business Days after posting; and

(iii)

if a facsimile, at the time of which that fax is sent or shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day or is after 5.00 pm on a business Day when that communication will be regarded as received at 9.00 am on the next Business Day.

7	GENERAL

7.1	Governing law and jurisdiction

This deed poll is governed by the law of Western Australia and each party irrevocably and unconditionally submits to the non- exclusive jurisdiction of the courts of Western Australia.

7.2	Waiver

A party does not waive a right, power or remedy if it fails to exercise or delays in exercising the right, power or remedy. A single or partial exercise by a party of a right, power or remedy does not prevent another or further exercise of that or another right, power or remedy. A waiver of a right, power or remedy must be in writing and signed by the party giving the waiver.

7.3	Alterations

This deed poll may not be altered unless:

(a) if before the First Court Date, the variation is agreed to by CGA; or

(b) if on or after the First Court Date, the variation is agreed to by CGA and the Court indicates that the variation would not of itself preclude approval of the Scheme,

in which event B2Gold will enter into a further deed poll in favour of the Scheme Participants giving effect to the variation.

7.4	Cumulative rights

The rights, powers and remedies of B2Gold and the Scheme Participants under this deed poll are cumulative and do not exclude any other rights, powers or remedies provided by law independently of this deed poll.

7.5	Assignment

The rights created by this deed poll are personal to B2Gold and each Scheme Participant and may only be assigned with the prior written consent of B2Gold.

7.6	Stamp duty

B2Gold must pay any stamp duties and any related fines and penalties in respect of this deed poll, the performance of this deed poll and each transaction effected by or made under or pursuant to this deed poll.

7.7	Further assurances

B2Gold must promptly do all things necessary or expedient to be done by it in connection with the matters referred to in this deed poll and to implement the Scheme.

SIGNING PAGE

Executed as a deed poll.

Executed by for B2Gold Corp.